AFRICAN
BANK

Interim results and investment analyst presentation

for the six months ended 31 March 2007

Profile

African Bank Investments Limited (ABIL) is a publicly quoted bank-controlling company listed on the JSE Limited.

ABIL's purpose is to provide our clients with unsecured credit that is affordable, responsible and convenient.

We do this by unlocking access to credit through risk innovation, growing successful initiatives to market dominance and driving down the cost of credit.



Contents

Financial statistics

		% change from Mar 2006	**Unaudited 6 months to 31 Mar 2007**	Unaudited 6 months to 31 Mar 2006	Audited 12 months to 30 Sep 2006
Key shareholder ratios					
Profit (basic earnings)	R million	10	**587**	536	1 176
Basic earnings per share	cents	9	**114,1**	104,3	229,5
Fully diluted basic earnings per share	cents	9	**114,0**	104,2	229,3
Headline earnings	R million	18	**587**	498	1 145
Headline earnings per share	cents	18	**114,1**	96,7	223,3
Fully diluted headline earnings per share	cents	18	**114,0**	96,6	223,1
Number of ordinary shares in issue (net of treasury shares)	million		**497,1**	496,8	496,9
Weighted number of ordinary shares in issue	million		**497,0**	496,5	496,7
Fully diluted number of ordinary shares	million		**497,4**	497,1	497,2
Number of preference shares in issue	million		**5,0**	5,0	5,0
Ordinary dividends per share					
Interim – declared	cents	19	**95**	80	80
Final	cents		**0**	0	120
Total ordinary dividends	cents	19	**95**	80	200
Ordinary dividend cover	times		**1,2**	1,3	1,1
Preference dividends per share					
Interim – declared	cents	19	**430**	361	361
Final	cents		**0**	0	392
Total preference dividends	cents	19	**430**	361	753
Economic profit	R million	20	**417**	348	808
Net asset value per ordinary share	cents	9	**441,2**	406,4	444,1
Performance ratios (per RoA/RoE model)					
Total income yield on average advances	%		**49,8**	54,8	53,8
Bad debt expense to average advances	%		**9,3**	8,7	8,5
Bad debt expense to total income	%		**18,7**	15,9	15,8
Cost to average advances	%		**13,5**	16,8	14,7
Cost to income	%		**27,1**	30,6	27,3
All-in tax rate	%		**38,7**	39,2	37,3
Return on assets	%		**12,7**	12,7	14,2
Return on equity	%		**53,8**	49,1	55,3
Asset and credit quality ratios					
Gross advances	R million	29	**9 060**	7 002	7 727
Average gross advances	R million	23	**8 520**	6 899	7 145
Total non-performing loans (NPLs)	R million	39	**2 499**	1 795	2 213
Total impairment provisions (incl credit life reserves)	R million	28	**1 602**	1 249	1 435
NPLs to gross advances	%		**27,6**	25,6	28,6
Impairment provisions to gross advances	%		**17,7**	17,8	18,6
NPL coverage	%		**64,1**	69,6	64,8
Bad debt write-offs to average gross advances	%		**7,4**	8,1	6,4
Capital ratios					
African Bank capital adequacy	%		**27,2**	31,3	31,9
Tier 1	%		**26,6**	30,8	31,4
Tier 2	%		**0,6**	0,5	0,5
ABIL group capital adequacy	%		**32,2**	36,1	35,5
Cost of funds					
Average cost of funds	%		**9,2**	10,2	9,9

Results at a glance

Financial performance

Key drivers of the results

- Sales growth of 20% with larger loan sizes and longer average terms resulting in advances growth of 29%.
- Overall yields declined by 5% as the effect of the price reductions in August 2005 and October 2006 fed through.
- Credit quality and bad debt charge in line with increased risk appetite.
- Operating cost control creates further operational leverage.
- Return on assets steady at 12,7%, while improved gearing lifts return on equity.

Headline earnings per share up 18%
Cents



250
200
150
100
50
0
03
04
05
06
07
H1
H2

Dividends per share up 19%
Cents



250
200
150
100
50
0
03
04
05
06
07
H1
H2
Special DPS

Operational performance

Sales
R million



700
600
500
400
300
200
Sep 02
Mar 07
Sales

Sales of new loans for the six months to 31 March 2007 increased 20% to R3,4 billion (H1 2006: R2,8 billion).

Advances
R billion



10
8
6
4
2
0
6,7
6,3
6,3
6,1
6,0
6,5
7,0
7,7
9,1
03
04
05
06
07
H1
H2

Gross advances increased by 29% over the past twelve months from R7,0 billion to R9,1 billion.

Yield analysis
%



58
54
50
46
42
38
52,2
57,0
54,8
52,9
49,8
H105
H205
H106
H206
H107
Total income yield

Total income yield at 49,8% declined from the 54,8% achieved in the six months to March 2006.

Financial objectives for 2007

Objective	Target for full year 2007	Actual for interim 2007	Comment/Revised target
Sales growth	20% – 25%	20%	On track
Advances growth	18% – 22%	29%	Target revised to approx 30%
Decline in yield on advances	2% – 4%	5%	Target revised to approx 5%
Cost to advances	<12,5%	13,5%	On track
Bad debts to advances	8,5% – 9,5%	9,3%	On track
Ordinary dividend cover	1,0 – 1,5 times	1,2 times	No change

Return on assets of 12,7%
%



18
15
12
9
6
3
0
10,3
10,8
10,5
12,7
11,3
14,7
12,7
15,5
12,7
03
04
05
06
07
H1
H2

Return on equity of 53,8%
%



75
60
45
30
15
0
25,9
25,8
27,4
35,1
33,7
46,1
49,1
61,3
53,8
03
04
05
06
07
H1
H2

Economic profit* up 20%
R million



1 000
800
600
400
200
0
03
04
05
06
07
H1
H2

Economic profit is defined as headline earnings after deducting an imputed cost of capital.

Operating costs
R million



1 200
1 000
800
600
400
200
0
03
04
05
06
07
H1
H1 LTIPs
H2
H2 LTIPs

Operating costs were flat at R574 million (H1 2006: R578 million), benefiting from a lower IFRS 2 LTIP – charge in the current period.

Bad debt charge
%



12
10
8
6
4
2
0
6,7
7,7
7,9
8,5
9,3
2003
2004
2005
2006
H107
Charge for bad debt as % of advances

The charge for bad and doubtful advances was R396 million (H1 2006: R301 million), or 9,3% of average advances (H1 2006: 8,7%).

Non-performing loans vs performing loans
R million



7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
NPLs
Performing loans

NPLs increased to R2 499 million as at 31 March 2007, in line with overall advances growth trends.

Medium-term financial objectives

Objective	Medium-term target	Current period actual
Economic profit growth	Consumer price inflation (CPI) +15%	20%
RoE	>30%	53,8%
RoA	>10%	12,7%
Capital adequacy optimised	Minimise surplus capital as per capital model	R70 million of surplus capital retained

Overview

ABIL generated headline earnings of R587 million for the first six months of its current financial year (H1 2006: R498 million), up 18% on the prior year. Headline earnings per share increased by 18% to 114,1 cents (H1 2006: 96,7 cents), while dividends per ordinary share increased 19% to 95 cents (H1 2006: 80 cents). Basic earnings of R587 million grew by a lower 10% over the equivalent period, due to the capital profit realised on the disposal of the Commercial Vehicle Finance division (CVF) in the first half of 2006. Return on assets remained constant at 12,7%, while increased gearing from 3,9 to 4,2 times resulted in the return on equity increasing from 49,1% to 53,8%.

These results were achieved against a backdrop of intensifying credit supply due to increased competitive behaviour. ABIL's risk-based segmentation models enabled it to focus growth during this period towards its lower risk clients. There is some early evidence that the growth in credit supply has started to slowly decelerate which, if sustained, should bode well for an improving credit environment in the next eighteen months.

Key to this set of results is ABIL's strategy of increasing volumes while reducing prices and maintaining relatively flat operating costs. During the current period, gross advances grew by 29% driven by larger, longer-term and cheaper loans, while the overall yield on the portfolio fell by 5%. Improved cost efficiency offset this yield decline, while credit quality remained within expected parameters and funding costs fell further. ABIL has indicated that it will use its high return on assets and equity, to grow the business and strengthen its competitive position. This strategy therefore has to be tested against the economic value created for shareholders over and beyond the cost of equity. During this reporting period, ABIL generated economic profit of R417 million, a 20% increase over the prior period.

Key to this set of results is the group's strategy of increasing volumes while reducing prices and maintaining relatively flat operating costs

Operational performance

The drivers of the results for the six months to 31 March 2007 were:

- **Advances** – Sales increased by 20% over the prior period, which, combined with the extension of average term from 21 to 27 months, resulted in advances growing by 29%. *(Refer page 15)*
- **Yields** – The overall yield on advances at 49,8% (H1 2006: 54,8%) has declined faster than expected as a result of the greater and more rapid shift to larger and longer-term loans at lower yields to lower risk clients. Sales volume increases from the price reductions have again exceeded expectations. Further price cuts will be effected by June 2007. *(Refer page 16)*
- **Bad debts** – The charge for bad debt increased by R95 million to R396 million or 9,3% of advances (H1 2006: 8,7%) as a result of ABIL's increased risk appetite. NPL coverage was 64,1%. Write-offs of R314 million represent 7,4% of average gross advances. *(Refer page 17)*
- **Operating costs** – Expenditure remained flat at R574 million (H1 2006: R578 million), aided by a lower IFRS 2 charge for incentives. This resulted in the cost to advances ratio falling from 16,8% for the prior period to 13,5%. *(Refer page 17)*
- **Funding costs** – The average cost of funds fell to 9,2% as older more expensive funding matured.

The above drivers combined to produce a 16% increase in profit from operations from R808 million to R936 million.

Taxation – The all-in tax rate was 38,7% (H1 2006: 39,2%). In addition to the normal corporate tax rate of 29%, R75 million was paid in STC (H1 2006: R65 million). Indirect taxes reduced to R21 million (H1 2006: R28 million), as a result of the abolition of RSC levies and a more favourable VAT apportionment ratio.

Dividends

The ABIL board declared an interim preference dividend of 430 cents per share and an interim ordinary dividend of 95 cents per share. The ordinary dividend is covered 1,2 times by basic earnings attributable to ordinary shareholders.

Credit rating upgrade

Moody's announced on 25 April 2007 that it raised the long-term national scale credit rating of African Bank from A2.za to A1.za and has affirmed the short-term rating at Prime-1.za. The rating outlook is stable.

Client value proposition

Over the last three years ABIL has focused on consolidation, integration and cost reduction as a foundation for building competitive advantage. Recently, we have turned our attention more towards our clients and their needs. Extensive external and internal research was conducted to give us insight into the hearts and minds of our clients and inform our strategies for the medium-term.

We have started an evolutionary process to transform ourselves from a product orientation to a client-focused organisation, by focusing on all aspects of client expectation management in determining our strategic priorities. The main thrust of the value proposition work that has been undertaken so far, is to develop a measurable set of objectives which determines the customer promise and the extent to which we meet it. The value proposition is informed by what we have learned with regard to the things we do that attract and repel our clients. It is intended to create an emotional connection between us and our clients and will reinforce the positive things that we are known for, such as access and turnaround times. It will also address the negative issues associated with us such as high interest rates, not enough positive behavioural reward and inflexibility in collections.

Client value covers a multitude of aspects such as ease of access, product range, price, emotional empathy and convenience to the client. ABIL has identified strategies and targets for each of these aspects and will communicate these to investors as progress is made.

We recently undertook a project to reassess our branding and visual identity system in the light of the above. The results showed that substantial work was needed to align our branding with the repositioning that ABIL is undertaking. We have therefore launched a new branding that is more modern and dynamic and this will be rolled out to our branches together with revitalised interiors, over the next six months.

Access to credit is a significant value determinant and ABIL aims to differentiate itself in the minds of clients in this regard by providing substantially higher approval rates than industry norms, more pervasive distribution and friendlier and more accessible branches. We are continuously refining our segmentation to reduce the number of clients and prospective clients that we have to decline. The distribution of physical branches will be expanded from 550 to approximately 700 outlets over the next two years. We plan to supplement the current branch distribution channel with another 300 low cost, highly mobile outlets. These types of outlets include scooters, kiosks, large and small vans as well as containers.

The credit card product was launched to address several of the aspects of our value proposition for ABIL. Not only does it provide significant convenience for the client by making credit available anytime, anywhere, it also reduces client churn by negating the need for the client to reapply for credit on a regular basis.

A further important value determinant is empathy and understanding when clients have a financial crisis. ABIL loses approximately 15% of its clients annually through delinquency and this provides an essential focus area in order to sustainably grow the client base. The group is developing and intends to pilot a framework to deal with clients in financial distress through rehabilitation and restructuring alternatives towards the end of the calendar year.

Customer research conducted by Markinor indicated that African Bank enjoys consistent and increasing support from its clients. In terms of new product offerings, 9 out of 10 respondents indicated that they feel positive about African Bank's card product. Of clients interviewed, 91% will recommend African Bank to friends. We are building our client value proposition on the back of this positive support and redesigning all end-to-end processes to enable this. The current range of initiatives will be managed within our previously indicated cost to advances ratios and is expected to be completed by September 2008.

Looking ahead

ABIL's intent is to entrench its position as the market leader in a larger, more competitive and fast changing unsecured credit market, fuelled by the introduction of the National Credit Act and a growing and transforming economy. Key to achieving success in this process are the following strategies:

- Driving down overall prices further in order to make the business more competitive and increase the demand for and affordability of unsecured credit. This is enabled through continued refinement in the underwriting models and risk segmentation, and tight cost control.
- Developing an unbeatable client value proposition and re-engineering the business accordingly, to ensure that competitive pricing is backed up by excellent service levels, fastest loan approval times and a pervasive distribution network.
- Continuing the development and growth of the credit card product in order to take it to scale.
- Increasing the universe of clients that we engage with through improved leverage of our brand and distribution footprint, developing more focused products to meet their requirements and innovating new risk models.
- Ensuring our employees have a clear understanding and buy-in to our strategy along with focused training and development to raise the level of competencies necessary to achieve this.
- Managing a smooth and efficient transition to the National Credit Act, particularly with regard to the price ceilings, the debt mediation processes and the changes to the National Payment System in order that the opportunities created by the Act may be pursued.

Due to the strong advances growth on the back of the success of the price reduction strategies, ABIL has increased its targeted book growth for 2007 from the previously stated range of 18% – 22% to approximately 30%, while it also expects that the total yield on advances for the full 2007 year will decline by approximately 5% from the previously stated 2% to 4%. ABIL remains on track to achieve the financial targets it set for the 2007 financial year.

Group income statement

for the six months ended 31 March 2007

R million	% change	Unaudited 6 months to 31 Mar 2007	Unaudited 6 months to 31 Mar 2006	Audited 12 months to 30 Sep 2006
Interest income on advances	(1)	**1 514**	1 526	2 974
Net assurance income	80	**299**	166	424
Non-interest income	55	**307**	198	446
Total revenue	12	**2 120**	1 890	3 844
Charge for bad and doubtful advances	(32)	**(396)**	(301)	(606)
Risk-adjusted revenue	8	**1 724**	1 589	3 238
Other interest income	29	**67**	52	113
Interest expense	(15)	**(260)**	(227)	(465)
Operating costs	1	**(574)**	(578)	(1 048)
Indirect taxation: VAT and RSC	25	**(21)**	(28)	(46)
Profit from operations	16	**936**	808	1 792
Capital items	(100)	**0**	45	37
Profit before taxation	10	**936**	853	1 829
Direct taxation: STC	(15)	**(75)**	(65)	(118)
Direct taxation: SA normal	(9)	**(274)**	(252)	(535)
Profit for the period	10	**587**	536	1 176

R million		% change	Unaudited 6 months to 31 Mar 2007	Unaudited 6 months to 31 Mar 2006	Audited 12 months to 30 Sep 2006
Reconciliation of headline earnings and per share statistics					
Profit (basic earnings)		10	**587**	536	1 176
Adjusted for:					
Capital items		100	**0**	(45)	(37)
Capital gains tax thereon		(100)	**0**	7	6
Headline earnings		18	**587**	498	1 145
Attributable to preference shareholders		11	**20**	18	36
Attributable to ordinary shareholders		18	**567**	480	1 109
Number of shares in issue (net of treasury)	million		**497,1**	496,8	496,9
Weighted number of shares in issue	million		**497,0**	496,5	496,7
Fully diluted number of shares in issue	million		**497,4**	497,1	497,2
Basic earnings per share	cents	9	**114,1**	104,3*	229,5
Fully diluted basic earnings per share	cents	9	**114,0**	104,2*	229,3
Headline earnings per share	cents	18	**114,1**	96,7*	223,3
Fully diluted headline earnings per share	cents	18	**114,0**	96,6*	223,1
Declared dividends per ordinary share					
Ordinary dividends per share					
Interim – declared	cents	19	**95**	80	80
Final	cents		**0**	0	120
Total ordinary dividends	cents	19	**95**	80	200

**Restated to adjust for the effect of preference dividends*

Group balance sheet

as at 31 March 2007

R million	% change	**Unaudited 31 Mar 2007**	Unaudited 31 Mar 2006	Audited 30 Sep 2006
Assets				
Property and equipment	24	**128**	103	116
Policyholders' investments	(77)	**15**	65	87
Deferred tax asset	15	**146**	127	153
Net advances	30	**7 220**	5 572	6 064
Gross advances	29	**9 060**	7 002	7 727
Deferred administration fees	31	**(238)**	(181)	(228)
Impairment provisions	28	**(1 602)**	(1 249)	(1 435)
Other assets	44	**46**	32	12
Taxation	(29)	**10**	14	7
Statutory assets – bank and insurance	20	**586**	489	472
Short-term deposits and cash	0	**1 312**	1 311	1 252
Total assets	23	**9 463**	7 713	8 163
Liabilities and equity				
Life fund reserve	(65)	**34**	96	103
Subordinated debentures	(100)	**0**	199	202
Bonds and other long-term funding	44	**5 315**	3 696	3 946
Short-term money market funding	35	**1 016**	752	718
Other liabilities	(13)	**381**	440	395
Taxation	46	**41**	28	109
Total liabilities	30	**6 787**	5 211	5 473
Ordinary shareholders' equity	9	**2 193**	2 019	2 207
Preference shareholders' equity	0	**483**	483	483
Total equity (capital and reserves)	7	**2 676**	2 502	2 690
Total liabilities and equity	23	**9 463**	7 713	8 163

Group statement of changes in equity

for the six months ended 31 March 2007

R million	Ordinary shares: Share capital and premium	Distributable reserves	IFRS 2 reserves (distributable)	Treasury shares	Sub total	Preference share capital and premium	Total
Balance at 30 September 2005	12	2 252	(77)	(65)	2 122	483	2 605
IFRS (IAS 18) adjustment to current year opening distributable reserves (administration fees)	0	(57)	0	0	(57)	0	(57)
IFRS (IAS 39) adjustment to current year opening distributable reserves (impairments)	0	(58)	0	0	(58)	0	(58)
Cancellation of shares as a result of odd-lot offer	0	(14)	0	0	(14)	0	(14)
Dividends paid	0	(498)	0	0	(498)	(18)	(516)
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)	0	0	0	16	16	0	16
Loss incurred on group employees acquiring ABIL Share Trust shares less dividends received	0	(15)	0	0	(15)	0	(15)
Treasury shares disposed of by subsidiary	0	0	0	23	23	0	23
IFRS 2 reserve transactions (employee share options)	0	0	(18)	0	(18)	0	(18)
Profit for the period	0	518	0	0	518	18	536
Balance at 31 March 2006	12	2 128	(95)	(26)	2 019	483	2 502
IFRS (IAS 18) adjustment to current year opening distributable reserves (administration fees)	0	(7)	0	0	(7)	0	(7)
Dividends paid	0	(399)	0	0	(399)	(18)	(417)
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)	0	0	0	2	2	0	2
Loss incurred on group employees acquiring ABIL Share Trust shares less dividends received	0	1	0	0	1	0	1
IFRS 2 reserve transactions (employee share options)	0	0	(31)	0	(31)	0	(31)
Profit for the period	0	622	0	0	622	18	640
Balance at 30 September 2006	12	2 345	(126)	(24)	2 207	483	2 690
Dividends paid	**0**	**(597)**	**0**	**0**	**(597)**	**(20)**	**(617)**
Shares purchased into the ABIL Employee Share Trust less shares issued to employees (cost)	**0**	**0**	**0**	**4**	**4**	**0**	**4**
Loss incurred on group employees acquiring ABIL Share Trust shares less dividends received	**0**	**(1)**	**0**	**0**	**(1)**	**0**	**(1)**
IFRS 2 reserve transactions (employee share options)	**0**	**0**	**13**	**0**	**13**	**0**	**13**
Profit for the period	**0**	**567**	**0**	**0**	**567**	**20**	**587**
Balance at 31 March 2007	**12**	**2 314**	**(113)**	**(20)**	**2 193**	**483**	**2 676**

Notes to the group statement of changes in equity

for the six months ended 31 March 2007

	31 Mar 2007	30 Sep 2006	31 Mar 2006
1. Treasury shares			
Treasury shares at cost (R million)	**20**	24	26
Number of shares held (million)	**0,8**	1,0	1,1
Average cost per share (Rand)	**24,18**	24,26	24,16

	Total	Weighted	Diluted
2. Number of ordinary shares at 31 March 2007			
Number of shares in issue	**497 911 307**	497 911 307	497 911 307
Treasury shares on hand	**(827 299)**	(896 524)	(896 524)
Dilution as a result of outstanding options	**0**	0	335 599
	497 084 008	497 014 783	497 350 382

Group cash flow statement

for the six months ended 31 March 2007

R million	Unaudited 6 months to 31 Mar 2007	Unaudited 6 months to 31 Mar 2006	Audited 12 months to 30 Sep 2006
Cash generated from operations	**1 528**	1 246	2 733
Increase in gross advances	**(1 647)**	(1 086)	(1 987)
(Increase)/decrease in working capital	**(157)**	3	(108)
Indirect and direct taxation paid	**(439)**	(364)	(638)
Ordinary shareholders' payments and transactions	**(597)**	(498)	(897)
Preference shareholders' payments and transactions	**(20)**	(18)	(36)
Cash inflow/(outflow) from equity accounted incentive transactions	**3**	15	(1)
Cash (outflow)/inflow from investing activities	**(72)**	212	127
Cash inflow from financing activities	**1 465**	561	780
Increase/(decrease) in cash and cash equivalents	**64**	71	(27)
Cash and cash equivalents at the beginning of the period	**1 363**	1 390	1 390
Cash and cash equivalents at the end of the period	**1 427**	1 461	1 363
Made up as follows:			
Short-term deposits and cash	**1 312**	1 311	1 252
Statutory cash reserves – insurance	**115**	150	111
	1 427	1 461	1 363

Return on assets and return on equity model

for the six months ended 31 March 2007

R million	Notes	6 months to 31 Mar 2007	6 months to 30 Sep 2006	6 months to 31 Mar 2006
Interest income on advances		**1 514**	1 448	1 526
Net assurance income		**299**	258	166
Non-interest income		**307**	248	198
Total income		**2 120**	1 954	1 890
Charge for credit losses		**(396)**	(305)	(301)
Operating expenses		**(574)**	(470)	(578)
Net financing costs (including preference dividends)	1	**(213)**	(195)	(193)
Taxation (including STC and indirect taxation)		**(370)**	(354)	(345)
Other (associates, minorities, non-headline)		**0**	(1)	7
Total charges against income		**(1 553)**	(1 325)	(1 410)
Headline earnings attributable to ordinary shareholders	1	**567**	629	480
Average gross advances		**8 520**	7 391	6 899
Average total assets		**8 912**	8 108	7 552
Average ordinary shareholders' equity	A	**2 106**	2 053	1 955
Economic profit calculation				
Estimated cost of equity (%)	B	**14,25**		13,50
Headline earnings attributable to ordinary shareholders		**567**		480
Cost of equity charge (A x B x n/12)		**(150)**		(132)
Economic profit		**417**		348
% growth (H1 07 vs H1 06)		**20**		

Note

Headline earnings, as reported, are reduced by the dividends on the preference shares to reflect the earnings attributable to ordinary shareholders. The preference dividends are included in net financing costs.

	6 months to 31 Mar 2007	6 months to 30 Sep 2006	6 months to 31 Mar 2006
Interest/Advances	35,5%	39,2%	44,2%
Assurance/Advances	7,0%	7,0%	4,8%
Other income/ Advances	7,2%	6,7%	5,7%
Total income yield	49,8%	52,9%	54,8%
Bad debts/Advances	(9,3%)	(8,3%)	(8,7%)
Bad debts/Income	18,7%	15,6%	15,9%
Opex/Advances	(13,5%)	(12,7%)	(16,8%)
Cost/Income	27,1%	24,1%	30,6%
Financing costs/ Advances	(5,0%)	(5,3%)	(5,6%)
Taxation/Advances	(8,7%)	(9,6%)	(10,0%)
Other/Advances	0,0%	(0,0%)	0,2%
Total charges/ Advances	(36,5%)	(35,9%)	(40,9%)
Return on advances	13,3%	17,0%	13,9%
Advances/ Total asssets	95,6%	91,2%	91,4%
Return on assets (RoA)	12,7%	15,5%	12,7%
	multiply	*multiply*	*multiply*
Gearing	4,2	3,9	3,9
	equals	*equals*	*equals*
Return on equity (RoE)	53,8%	61,3%	49,1%

Statement of average balances

R million	Closing balance	Average balance	Income/ expense	Rate %
	6 months to 31 March 2007			
Gross advances	9 060	8 520	2 120	49,8
Interest-earning cash and other assets	1 740	1 691	67	7,9
Total interest-earning assets	10 800	10 211		
Non-interest-bearing Reserve Bank deposit	158	139		
Deferred administration fees	(238)	(235)		
Impairment provisions	(1 594)	(1 547)		
Insurance reserves	(8)	(9)		
Other assets	345	353		
Total assets	9 463	8 912		
Total interest-bearing liabilities	6 331	5 662	260	9,2
Life fund reserves	34	58		
Other liabilities	422	603		
Total liabilities	6 787	6 323		
Ordinary shareholders' equity	2 193	2 106		
Preference shareholders' equity	483	483		
Total liabilities and equity	9 463	8 912		

R million	Closing balance	Average balance	Income/ expense	Rate %
	6 months to 31 March 2006			
Gross advances	7 002	6 899	1 890	54,8
Interest-earning cash and other assets	1 683	1 553	52	6,7
Total interest-earning assets	8 685	8 452		
Non-interest-bearing Reserve Bank deposit	117	106		
Deferred administration fees	(181)	(165)		
Impairment provisions	(1 192)	(1 101)		
Insurance reserves	(57)	(94)		
Other assets	341	354		
Total assets	7 713	7 552		
Total interest-bearing liabilities	4 647	4 464	227	10,2
Life fund reserves	96	92		
Other liabilities	468	556		
Total liabilities	5 211	5 112		
Ordinary shareholders' equity	2 019	1 955		
Preference shareholders' equity	483	483		
Minority shareholders' interest	0	2		
Total liabilities and equity	7 713	7 552		

Sales

	% change H1 07 vs H1 06	Sales value (R million)								
		H1 07			H2 06			H1 06		
		Total	3 mths to Mar 07	3 mths to Dec 06	Total	3 mths to Sep 06	3 mths to Jun 06	Total	3 mths to Mar 06	3 mths to Dec 05
Retail	19	**2 623**	**1 289**	**1 334**	2 026	1 039	987	2 203	991	1 212
Payroll	10	**85**	**41**	**44**	78	42	36	77	37	40
Credit card	>100	**217**	**100**	**117**	56	28	28	33	33	0
Mining	(4)	**320**	**139**	**181**	326	160	166	335	148	187
Standard Bank JV	(27)	**124**	**54**	**70**	145	68	77	171	79	92
Total	20	**3 369**	**1 623**	**1 746**	2 631	1 337	1 294	2 820	1 289	1 531

	% change H1 07 vs H1 06	Number of loans (000)								
		H1 07			H2 06			H1 06		
		Total	3 mths to Mar 07	3 mths to Dec 06	Total	3 mths to Sep 06	3 mths to Jun 06	Total	3 mths to Mar 06	3 mths to Dec 05
Retail	8	**443**	**216**	**228**	379	195	184	412	188	224
Payroll	(13)	**8**	**4**	**5**	8	4	4	10	5	5
Credit card	>100	**76**	**34**	**42**	14	8	5	6	6	0
Mining	(27)	**96**	**42**	**54**	115	55	60	132	58	74
Standard Bank JV	(23)	**33**	**15**	**19**	38	18	20	43	20	23
Total	9	**658**	**310**	**348**	554	280	274	604	277	326

	% change H1 07 vs H1 06	Average loan size (Rand)								
		H1 07			H2 06			H1 06		
		Total	3 mths to Mar 07	3 mths to Dec 06	Total	3 mths to Sep 06	3 mths to Jun 06	Total	3 mths to Mar 06	3 mths to Dec 05
Retail	11	**5 916**	**5 982**	**5 854**	5 341	5 328	5 354	5 347	5 271	5 411
Payroll	26	**10 036**	**10 515**	**9 631**	9 206	9 370	9 020	7 984	7 478	8 522
Credit card	(44)	**2 853**	**2 972**	**2 758**	4 146	3 482	5 145	5 125	5 125	0
Mining	31	**3 323**	**3 318**	**3 327**	2 846	2 938	2 762	2 539	2 554	2 527
Standard Bank JV	(5)	**3 731**	**3 693**	**3 760**	3 829	3 812	3 844	3 946	3 952	3 941
Total	10	**5 124**	**5 243**	**5 018**	4 751	4 777	4 723	4 672	4 645	4 695

Note

Actual prior year sales for CVF to the value of R61 million (generated between October 2005 and February 2006) have been excluded from the comparative (FY 2006) numbers, as the business was disposed of in March 2006.

Sales
R million


650
600
550
500
450
400
350
300
250
200
Oct
Sep
03
04
05
06
07

Debit order sales by risk grouping
R million


250
200
150
100
50
0
High
Medium
Low
2005/03
2006/03
2007/03

Third party settlements of loans
No of clients


10 000
8 000
6 000
4 000
2 000
0
Jan 06
Mar 07
Third party settlements of loans

Sales for the six months to 31 March 2007 increased by 20% to R3,4 billion (H1 2006: R2,8 billion). Historically, higher sales are achieved in the first half of the financial year because of the seasonal spend in the December period.

The growth in sales was largely achieved as a result of the further price reduction and differentiation strategies implemented in October 2006, the increased distribution footprint and the rollout of the credit card and other new loan products. This was augmented by increased marketing efforts.

The sales growth has been weighted towards the medium and low risk groups as reflected in the graph above. This is due to the positive effect of greater price reductions and larger loans to lower risk clients, countered by tighter affordability rules (and therefore smaller loan sizes) implemented for higher risk groups in light of the current credit environment.

Credit card sales (as defined by card limits on new cards issued) were R217 million. ABIL has 96 000 cards in issue, with an advances book of R258 million. The average limit on the cards is R3 200 and the average utilisation is currently 84%. The card is predominantly targeted at clients who do not have any existing credit cards and as such only 15% of credit card clients had a card with another institution at the time of the client being issued with an African Bank card. Currently 74% of cards issued are to existing clients of the bank. ABIL targets to have 170 000 cards in issue by September 2007, with a total limit in excess of R500 million.

The joint venture with Standard Bank is currently operating under notice of termination. Sales in the Standard Bank JV continue to decline as the termination date of 31 May 2007 for the origination of loans under the joint venture draws nearer. Tighter underwriting criteria introduced in the Miners Credit division resulted in higher decline rates being experienced.

New store development remains one of the drivers of new sales growth and is key to our strategy of making our loan services more accessible. We target to open forty new branches during 2007, of which twenty have been opened already. Sales performances for these branches are well on target. Twenty three branches have also been refurbished or relocated during this period.

Early settlements of loans by competitors have remained low even though increased competitor activity is evident in the market. This vindicates ABIL's strategy of price reductions and improving its value proposition for clients.

One of the main features of the growth strategy is increasing the client base. This can only be achieved through a combination of attracting new clients and reducing the loss of clients through dormancy and delinquency. ABIL currently has 1,3 million active clients, up 9% from September 2006. It acquired 145 000 new clients in the first six months of the year, while 126 000 clients settled their loans and 105 000 clients became delinquent. Reactivation of dormant clients through marketing activities resulted in loans sold to 83 000 previously dormant clients during the period.

It is expected that overall sales trends will continue over the remainder of the year, as further price differentiation and reduction strategies are implemented. ABIL remains on track to achieve its sales growth target of 20% – 25% for 2007.

Advances

R million	% y-o-y growth	As at 31 Mar 2007	% growth	As at 30 Sep 2006	% growth	As at 31 Mar 2006
Retail	36	**6 587**	20	5 474	13	4 832
Payroll	(9)	**481**	(3)	494	(7)	531
Credit card	>100	**258**	>100	73	n/a	0
Mining	26	**838**	12	748	13	663
Standard Bank JV	(9)	**357**	(7)	383	(3)	394
Persal	(7)	**180**	(4)	187	(3)	193
Saambou PLB	(8)	**359**	(2)	368	(5)	389
Gross advances	29	**9 060**	17	7 727	10	7 002

		As at 31 Mar 2007			As at 31 Mar 2006		
	Growth in average balance outstanding %	**Gross advances balance outstanding R million**	**Number of active loans 000**	**Average balance outstanding Rand**	Gross advances balance outstanding R million	Number of active loans 000	Average balance outstanding Rand
Retail	17	**6 587**	**1 105**	**5 962**	4 832	951	5 082
Payroll	10	**481**	**62**	**7 804**	531	75	7 120
Credit card	>100	**258**	**96**	**2 693**	0	n/a	n/a
Mining	30	**838**	**196**	**4 268**	663	201	3 295
Standard Bank JV	(4)	**357**	**112**	**3 201**	394	118	3 341
Persal	14	**180**	**22**	**8 289**	193	27	7 259
Saambou PLB	0	**359**	**32**	**11 268**	389	34	11 288
Total	12	**9 060**	**1 624**	**5 580**	7 002	1 406	4 981

Gross advances increased by 29% over the past year to R9,1 billion. The growth in advances, driven by an increasing average term, exceeded the growth in sales and this trend is expected to continue for the foreseeable future.

Monthly advances growth



R million
Months
9 500
8 500
7 500
6 500
5 500
4 500
30
25
20
15
10
5
0
Apr 05
Mar 07
Advances
Average term

Duration of the advances book


1%
20%
47%
32%
2005
4%
27%
40%
29%
2006
9%
29%
34%
28%
H1 07
<6 months
6 – 12 months
12 – 24 months
> 24 months

** The charts are based on an analysis of the remaining duration of the book at each date*

The effect of the increase in loan terms on the duration of the advances book is depicted in the above graphs. Over the past 18 months, the percentage of loans maturing in greater than a year has changed from 21% to 38%.

Yield analysis

Total income yield at 49,8% declined from the 54,8% achieved in the first six months of 2006 as the lower priced products continued to feed into the portfolio. The positive impact on revenue of increased volumes has been substantially greater than the negative impact of a decline in yields, as is evident in the graph alongside.

ABIL manages the volume, cost, risk and weighted cost of capital dynamics in order to achieve its targeted returns on a total yield basis. Therefore, it should be noted that the three individual income components of interest rate, insurance income and non-interest income (administration fees), will continuously be recalibrated to take account of internal cost structures, as well as changes in the regulatory or competitive environment. The component mix of income shifted during this period as a result of the changes made to the products and pricing models in anticipation of the National Credit Act. In the next six months specifically, there will be a substantial shift from interest towards administration fees and insurance because of the nature of the price ceilings under the new Act which will be effective from 1 June 2007. It follows that it is more important to concentrate on trends in the total yield, rather than the underlying components.

Given that the effects of the changes in insurance and administration fees from upfront to monthly charges have fully filtered through the portfolio, the income from these components will be recognised in the income statement on the same basis as interest income ie a yield on the average advances.

Volume/price trade-off


Rm impact
Revenue Rm
350
300
250
200
150
100
50
0
-50
-100
-150
-200
2 200
2 100
2 000
1 900
1 800
1 700
1 600
1 500
H2 05
H1 06
H2 06
H1 07
Volume impact
Yield impact
Revenue

Bad debt charge and operating costs

Bad debts to advances ratio
%



10
8
6
4
2
0
7,5
8,0
8,3
7,5
8,7
8,3
9,3
04
05
06
07
H1
H2

Cost to advances ratio
%



18
15
12
9
6
3
0
16,0
14,2
15,6
15,1
16,8
12,7
13,5
04
05
06
07
H1
H2

Bad debts vs operating costs
% of advances



20
17
14
11
8
5
15,5
15,1
15,4
14,7
13,5
6,7
7,7
7,9
8,5
9,3
03
04
05
06
H1 07
Bad debts to advances
Cost to advances

Charge for bad debts

The charge for bad and doubtful advances was R396 million (H1 2006: R301 million) or 9,3% of advances (H1 2006: 8,7%). The increase in the charge was predominantly driven by higher volumes and an increased risk appetite. The first half of the financial year typically reflects a higher charge given cyclically difficult January and February collection months and it is expected, based on historical trends, that the charge will reduce in the second half of the year.

The cash recoveries on bad debts previously written off have begun declining as changes to the write-off and rehabilitation policies filter through. ABIL adjusted its policies in 2006 for write-offs to ensure that loans with recovery potential are not written off too early and it also rehabilitates (reinstates onto the balance sheet) loans that have been previously written off and are subsequently performing well. During the current year, the group rehabilitated onto the balance sheet a further R119 million of loans that were previously written off (H1 2006: R119 million).

Operating costs

Operating costs decreased by R4 million to R574 million (H1 2006: R578 million). However this must be seen in light of a lower charge for IFRS 2: Share-based payments in the current period of R39 million (H1 2006: R88 million) and the fact that the first half operating costs carry the cost of annual incentives, paid each year in November, of R71 million (H1 2006: R63 million).

The cost to income ratio reduced to 27,1% (H1 2006: 30,6%) and the cost to advances ratio to 13,5% (H1 2006: 16,8%). The group is confident that it will achieve its full year target of less than 12,5% for the cost to advances ratio.

Optimising bad debts versus operating costs

ABIL continues to focus on the relationship between cost efficiency and risk appetite as it tests the price volume elasticity effect of loans in this market. The key is to manage the relationship so that the gains made through volume in terms of cost efficiency are not negated by bad debts as loan sizes and terms increase. The graphs above set out this relationship and indicate that more progress has been made in converging both these ratios to below 10%.

Bad debts plus operating costs to advances
% of advances



28
26
24
22
20
18
22,2
22,8
23,3
23,2
22,8
03
04
05
06
H1 07
Bad debts and operating costs

Asset quality

R million	31 Mar 2007	% change	30 Sep 2006	% change	31 Mar 2006
Gross advances					
Performing	**6 561**	19	5 514	6	5 207
Non-performing	**2 499**	13	2 213	23	1 795
Gross advances	**9 060**	17	7 727	10	7 002
Impairment provisions and credit life reserves					
Impairment provisions	**1 594**	12	1 425	20	1 192
Balance at the beginning of the period	**1 425**		979		979
Impairment provisions raised/(released)	**483**		825		416
Adjustment for the transition to IFRS (IAS 39)	**0**		82		82
Bad debts written off (against impairment provisions)	**(314)**		(455)		(279)
Acquisitions/(disposals) of impairment provisions	**0**		(6)		(6)
Stangen credit life reserves	**8**	(20)	10	(82)	57
Total impairment provisions and credit life reserves	**1 602**	12	1 435	15	1 249

Income statement charges	6 months to 31 Mar 2007	12 months to 30 Sep 2006	6 months to 31 Mar 2006
Charge for bad and doubtful advances	**396**	606	301
Impairment provisions raised	**483**	825	416
Bad debts recovered	**(87)**	(219)	(115)
Ratios			
Income statement charge for bad debts as a % of average gross advances	**9,3**	8,5	8,7
NPLs as a % of gross advances	**27,6**	28,6	25,6
Total impairment provisions and credit life reserves as a % of gross advances	**17,7**	18,6	17,8
Bad debt write-offs as a % of average gross advances	**7,4**	6,4	8,1
Impairment provisions as a % of NPLs	**63,8**	64,4	66,4
Stangen credit life reserves as a % of NPLs	**0,3**	0,5	3,2
Total impairment provisions and credit life reserves as a % of NPLs (NPL coverage)	**64,1**	64,8	69,6

Advances and impairment provisions analysis

31 Mar 2007	Gross advances R million	Non-performing loans (NPLs) R million	Non-performing loans (NPLs) % of gross advances	Total impairment provisions R million	Total impairment provisions % of gross advances	NPL coverage %
Retail	6 587	1 584	24,0	1 067	16,2	67,4
Payroll	481	184	38,3	88	18,3	47,8
Credit card	258	15	5,8	11	4,3	73,3
Mining	838	250	29,8	181	21,6	72,4
Standard Bank JV	357	65	18,2	45	12,6	69,2
Persal	180	146	81,1	89	49,4	61,0
Saambou PLB	359	255	71,0	121	33,7	47,5
Total	**9 060**	**2 499**	**27,6**	**1 602**	**17,7**	**64,1**

Non-performing loans and impairment provisions

NPLs increased by R286 million (+13%) to R2 499 million over the six months to 31 March 2007, against a 17% growth in gross advances.

NPLs as a percentage of advances at 27,6% has reduced from the 28,6% ratio at 30 September 2006, although this is largely due to the recently increased base of advances on which NPLs have not yet fully emerged.

The group believes that NPLs will rise moderately over the next few years in line with the group's growth and risk appetite, but will remain within the targeted range of 25% to 30% of advances over the longer term.

NPL coverage decreased slightly from 64,8% in September 2006 to 64,1%. This decline was the result of the continual recalibration of the IAS 39 models to reflect the present value of expected future cash flows, as well as the reduction in the credit life reserves.

ABIL is comfortable that its provisioning models accurately reflect the risk in the portfolios. The graph reflects the IAS 39 modelled present value of cash flow forecasts done in August 2006. It projected a present value of receipts of R218 million by 31 March 2007, compared to the actual present value of cash subsequently received of R227 million.

Lending books


R million
%
10 000
8 000
6 000
4 000
2 000
0
30
25
20
15
10
5
0
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06
H1 07
NPL %

IAS 39 – NPLs at August 2006
Cash received from NPLs: model vs actual


R million (monthly)
R million (cumulative)
50
45
40
35
30
25
20
15
10
510
460
410
360
310
260
210
160
110
60
10
Sep 06
Sep 07
NPV cum cash – actual
NPV cum cash – model

Asset quality continued

Vintages

ABIL tracks vintages as a better and more immediate measure of portfolio risk than non-performing loans. Vintage curves track each month's new loans as a discrete portfolio and plot the cumulative proportion of each portfolio that migrates into various levels of default status, as measured by the contractual number of missed instalments. ABIL defines an NPL as a loan with more than three instalments in arrears.

In order to take a closer look at recent vintages, older vintages have been coloured grey in the second graph below. It is evident that the combination of stricter affordability criteria and a shift in the portfolio to lower risk, larger loans have been improving the vintages since the beginning of 2006.

Vintage graph – African Bank (more than three instalments missed)


%
Outstanding repayable of NPL over total original repayable
17,5
15,0
12,5
10,0
7,5
5,0
2,5
0
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
Jul 04 Aug 04 Sep 04 Oct 04 Nov 04 Dec 04 Jan 05 Feb 05 Mar 05 Apr 05
May 05 Jun 05 Jul 05 Aug 05 Sep 05 Oct 05 Nov 05 Dec 05 Jan 06 Feb 06
Mar 06 Apr 06 May 06 Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06 Dec 06

Vintage graph – African Bank (more than three instalments missed)


%
Outstanding repayable of NPL over total original repayable
17,5
15,0
12,5
10,0
7,5
5,0
2,5
0
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
Jul 04 Aug 04 Sep 04 Oct 04 Nov 04 Dec 04 Jan 05 Feb 05 Mar 05 Apr 05
May 05 Jun 05 Jul 05 Aug 05 Sep 05 Oct 05 Nov 05 Dec 05 Jan 06 Feb 06
Mar 06 Apr 06 May 06 Jun 06 Jul 06 Aug 06 Sep 06 Oct 06 Nov 06 Dec 06

Balance sheet features

Assets

Advances

A key feature of this set of results was the substantial growth in the advances book. Impairment provisions grew in line with book growth, leading to net advances growth of 30% from R5,6 billion to R7,2 billion.

ABIL remains on track in terms of its strategic intent of substantially building the business to critical mass in order to entrench its competitive positioning. In mid-2005, ABIL set itself a target to double its advances book of R6 billion over the next three to five years. The growth in the advances book to R9,1 billion is approximately six months ahead of target. A full analysis of the trends in advances is available on page 15 of this booklet.

Statutory assets and cash

In addition to the R115 million cash included in statutory assets, the group had cash reserves of R1 312 million at 31 March 2007. The statutory assets on the balance sheet include the liquid assets required by the Banks Act, as well as the prudential asset spread requirements of the Long-Term Insurance Act.

Policyholders' investments

Policyholders' investments at 30 September 2006 consisted of five endowment policies to the value of R87 million. Stangen had historically issued these endowment policies to investors in terms of which the single premiums received were invested in a portfolio of assets and the benefits payable in terms of these endowment policies were matched contractually to the value of these portfolios, thus leaving Stangen with no market risk.

During this period, three of the endowment policies matured, and the proceeds were paid out to the policyholders. The effect of this was that policyholders' investments reduced to R15 million, with a corresponding decrease in the life fund reserve. The remaining two endowment policies have a maturity date of 2011.

Liabilities

Life fund reserve

The reduction in the life fund reserve from R96 million to R34 million was as a result of a reduction in actuarial reserves as the loans on which single upfront premiums were charged paid down, and the endowment policies maturing, as discussed above.

Subordinated debentures

Subordinated debentures with a face value of R200 million were redeemed on 30 November 2006.

Funding

ABIL increased its funding base by 36% from R4 647 billion to R6 331 billion over the past twelve months to fund the growth in the advances book. In addition to the existing bond programme, ABIL has been pursuing new and diversified channels of funding and during the last six months raised R1,7 billion of new wholesale funding, of which 82% was for twelve months or longer.

The group will expand its existing bond programme and continue to pursue different funding channels in line with the expected growth in the balance sheet, while remaining committed to managing a conservative and positive liquidity profile with regard to the duration of assets and liabilities. It expects to issue a new bond in anticipation of the R900 million redemption of the ABL3 bond in July 2007 and to fund future growth requirements. The increasing average term of its assets means that ABIL will focus on raising longer-term funding.

African Bank Limited maturity profile of assets and liabilities as at 31 March 2007


R million
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
1m
2m
3m
4-6m
7-12m
13-24m
25-36m
37-48m
49m+
Liabilities
Assets
Cumulative net position

Other liabilities

The major component of other liabilities is the ABIL long-term incentive plan (LTIP). In terms of the plan, incentives are allocated out of economic profit generated, which is derived after an imputed charge for shareholder funds. These LTIPs vest on average over a period of four years. The incentive is in the form of a synthetic exposure to the ABIL share price, which gives the employees the potential benefits of being invested in ABIL shares. The exposure on this liability being linked synthetically to the ABIL share price is hedged, so that the earnings impact of movements in the share price is largely neutralised.

The accrued liability in respect of the LTIP2005 is R29 million and the LTIP2006 liability is R27 million at 31 March 2007. The liability for employees who previously were granted share options and elected to convert them into the LTIP scheme makes up a further R150 million and this largely matures over the next year.

Equity

Capital adequacy

ABIL operates in an environment that requires higher levels than the minimum 10% of capital to risk-weighted assets, as set by the Banks Act. Capital is required to ensure that there is a sufficient risk cushion to protect the balance sheet from liquidity shocks as well as to provide a sufficient level of credit enhancement for the raising of debt at competitive rates.

The capital adequacy for ABIL as at 31 March 2007 was 32,2% (H1 2006: 36,1%).

Economic capital model

ABIL has developed an economic capital allocation methodology that is applied to its different asset classes to obtain an optimal level of capital to be maintained. A brief description of these is set out below:

- **Non-performing loans** – the high discount rate used in calculating impairment provisions under IAS 39 implies that NPLs effectively earn the running yield on the book as they unwind. Accordingly the level of capital held against these loans is currently set at 1,75 times (2006: 2,5 times) that of the performing loans and ABIL will reassess this ratio from time to time.
- **Performing loans** – the group maintains capital equivalent to 2,65 times (2006: 2,75 times) the average annual expected credit losses on these loans. ABIL has communicated that it intends to reduce this factor towards 2,5 times over the medium term.
- **Cash reserves** – these are primarily invested with A1 banks and a capital ratio of 2% is maintained.
- **Policyholder assets** – these assets are matched exactly against the policyholder liabilities to which they relate, and hence no capital is required for these assets.
- **Other assets** – capital of 20% is maintained.

In addition, ABIL reduces the qualifying regulatory capital for dividends (on ordinary and preference shares) declared in the results, but not yet accounted for in the balance sheet in terms of IFRS. The group no longer includes STC in the dividend adjustment to surplus capital, as STC is charged through the income statement as opposed to a capital charge through the statement of changes in equity.

The above are represented in the models on pages 23 and 24.

Capital adequacy

as at 31 March 2007

	African Bank			ABIL group		
R million	**31 Mar 2007**	30 Sep 2006	31 Mar 2006	**31 Mar 2007**	30 Sep 2006	31 Mar 2006
Total assets and commitments						
On-balance sheet assets	**9 273**	8 594	7 679	**9 463**	8 163	7 713
Off-balance sheet assets and commitments	**191**	196	169	**235**	242	185
	9 464	8 790	7 848	**9 698**	8 405	7 898
Risk-weighted assets	**7 956**	7 145	6 582	**8 420**	7 630	6 980
Total capital						
Tier 1	**2 119**	2 242	2 027	**2 665**	2 675	2 491
Tier 2	**45**	34	30	**45**	34	30
Total	**2 164**	2 276	2 057	**2 710**	2 709	2 521
Capital adequacy						
Tier 1 (%)	**26,6**	31,4	30,8			
Tier 2 (%)	**0,6**	0,5	0,5			
Total (%)	**27,2**	31,9	31,3	**32,2**	35,5	36,1

Capital allocation model

as at 31 March 2007

R million	Balance sheet	% capital required	Optimal capital
Non-performing loans	2 499		
Less: Impairment provisions	(1 602)		
Net book value	897	40,8	366
Performing loans (net of deferred administration fees)	6 323	23,3	1 475
Cash reserves	1 898	2,0	38
Policyholders' investments	15	0,0	0
Other assets	330	20,0	66
Total on-balance sheet assets	9 463		
Off-balance sheet assets and commitments	235	20,0	47
Total assets	9 698		
Liability for converted options not yet recognised (after tax)			20
Insurance company CAR			88
Optimal capital			2 100

	Group risk-weighted assets
Group risk-weighted assets (per DI returns)	8 420

	% of risk-weighted assets	Capital
Regulatory tier 1 capital as at 31 March 2007	31,7	2 665
Optimal capital as at 31 March 2007	(24,9)	(2 100)
Surplus capital as at 31 March 2007	6,7	565
Distributed as follows:		
Preference dividends declared but not yet paid	(0,3)	(22)
Ordinary dividends declared but not yet paid	(5,6)	(473)
Surplus retained	0,8	70

Capital allocation model continued

as at 30 September 2006

R million	Balance sheet	% capital required	Optimal capital
Non-performing loans	2 213		
Less: Impairment provisions	(1 435)		
Net book value	778	58,3	454
Performing loans (net of deferred administration fees)	5 286	23,3	1 233
Cash reserves	1 724	2,0	34
Policyholders' investments	87	0,0	0
Other assets	288	20,0	58
Total on-balance sheet assets	8 163		
Off-balance sheet assets and commitments	242	20,0	48
Total assets	8 405		
Liability for converted options not yet recognised (after tax)			20
Insurance company CAR			78
Optimal capital			1 925

	Group risk-weighted assets
Group risk-weighted assets (per DI returns)	7 630

	% of risk-weighted assets	Capital
Regulatory tier 1 capital as at 30 September 2006	35,1	2 675
Optimal capital as at 30 September 2006	(25,2)	(1 925)
Surplus capital as at 30 September 2006	9,8	750
Distributed as follows:		
Preference dividends declared but not yet paid (including STC)	(0,3)	(23)
Ordinary dividends declared but not yet paid (including STC)	(8,8)	(672)
Surplus retained	0,7	55

Regulation

The implementation of the National Credit Act at present constitutes an area of high priority for all credit providers in the run-up to the 1 June 2007 effective date of the substantive provisions of the Act. ABIL is currently placing significant emphasis on the following:

- Introducing new contractual and disclosure documentation and training of staff.
- Introducing an expanded credit life insurance policy providing greater benefits to the client.
- Adjusting the pricing of its products to fully align with the new price ceilings. In line with our strategy of continuing to bring down the cost of ABIL's products to our clients, a further set of price reductions will be implemented by June 2007. This will also have the effect of bringing our last remaining products within the price ceilings.
- Finalising the migration to the new payments collection dispensation in terms of the Act and consequential amendments to the National Payments System Act.

ABIL is confident that the transition to the new dispensation will be made with little, if any, disruption and that it is well positioned to capitalise on the benefits flowing from a new integrated and uniformly regulated credit market in the country. Areas that will require specific focus post implementation of the changes are:

- Progress with the implementation of the statutory process of debt counselling, review and rearrangement in terms of the Act. This process and the capacity to deal with these matters, is likely to take some time to become effective and will require certain essential amendments to the Act.
- The introduction of an industry governed and driven voluntary debt rearrangement process as an alternative to the statutory process. This is likely to have significant benefits for consumers, who would be able to remain credit active within limitations and rehabilitate quickly, and credit providers, who are likely to see significantly reduced collection costs and better collection results through such a scheme.

Changes to the board of directors

ABIL announced on 12 March 2007 the appointment of Mutle Mogase as an independent non-executive director of ABIL and African Bank Limited.

Accounting policies

These condensed group interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 and the requirements of the South African Companies Act, Act number 61 of 1973, as amended.

The accounting policies of the group are consistent with those applied in the previous year.

Dividend declaration

	Ordinary shares	Preference shares
Share code ISIN Dividend number Dividends per share	ABL ZAE000030060 13 95 cents	ABLP ZAE000065215 5 430 cents
Last date to trade cum-dividend	Friday, 8 June 2007	Friday, 1 June 2007
Shares commence trading ex-dividend	Monday, 11 June 2007	Monday, 4 June 2007
Record date	Friday, 15 June 2007	Friday, 8 June 2007
Dividend payment date	Monday, 18 June 2007	Monday, 11 June 2007

Preference share certificates may not be dematerialised or rematerialised between Monday, 4 June 2007 and Friday, 8 June 2007.

Ordinary share certificates may not be dematerialised or rematerialised between Monday, 11 June 2007 and Friday, 15 June 2007.

On behalf of the board

Ashley Mabogoane Chairman
Gordon Schachat Executive deputy chairman
Leon Kirkinis Chief executive officer

14 May 2007

Shareholder information

Stock exchange codes

Listings exchange	JSE Limited
Sector	General financial
Sub-sector	Consumer finance
Share codes Ordinary shares	 JSE: ABL Reuters: ABLJ.J Bloomberg: ABL SJ Equity
Preference shares	JSE: ABLP Reuters: ABLPp.J
ISIN codes Ordinary shares Preference shares	 ZAE000030060 ZAE000065215
Bond codes	ABL3 ABL4 ABL5
ADR programme ADR symbol Conversion ratio	Level 1 AFRVY One ADR is equivalent to five ordinary shares

Credit rating

Agency	Short-term rating	Long-term rating
Moody's Investors Service	Prime-1.za	A1.za

Top fund managers holding/managing ABIL shares

Manager	Origin	Holding	30 Mar 2007 %
Investec Asset Management	ZA/UK	118 625 658	23,8
Fidelity Management & Research Co	US/UK	35 499 678	7,1
Eyomhlaba Investment Holdings	ZA	32 017 641	6,4
Directors	ZA	29 228 365	5,9
JP Morgan Asset Management	UK	28 794 041	5,8
Mondrian Investment Partners	US/UK	26 953 463	5,4
Public Investment Corporation	ZA	20 381 996	4,1
Scottish Widows Investment Partnership	SC	20 199 285	4,1
Investec Securities (Pty) Limited	ZA	12 443 797	2,5
RMB Securities (Pty) Limited	ZA	12 254 828	2,5
Barclays Global Investors	US	10 844 556	2,2
Wood C	ZA	10 074 533	2,0

Top beneficial holders

Beneficial owner	Origin	Holding	30 Mar 2007 %
Public Investment Corporation	ZA	20 381 996	4,1
Fidelity Growth & Income Unit Trust	UK	20 000 000	4,0
JP Morgan Investment Funds	LU	15 905 004	3,2
Leon Kirkinis	ZA	15 788 365	3,2
Investec Value Fund	ZA	13 484 477	2,7
Gordon Schachat	ZA	12 000 000	2,4
Scottish Widows Emerging Markets Fund	SC	11 938 606	2,4
Wood C	ZA	10 074 533	2,0

JSE statistics

	6 months to 31 Mar	12 months to 30 Sep			
	2007	2006	2005	2004	2003
Traded price (cents per share)					
Close	3 030	2 210	2 125	1 299	725
High	3 095	3 430	2 305	1 380	770
Low	2 110	1 910	1 299	721	520
Market capitalisation (Rm)	15 087	11 004	10 590	6 198	3 604
Value of shares traded (Rm)	7 703	14 632	6 943	5 371	2 804
Value traded as % of market capitalisation	51%	133%	66%	87%	78%
Volume of shares traded (millions)	283	556	396	528	455
Volume traded as % of number in issue	57%	112%	80%	112%	94%
PE ratio	13,6	10,1	12,2	9,3	6,5
Dividend yield	6,6	6,8	5,1	5,1	5,9
Earnings yield	7,4	9,9	8,2	10,7	15,5
Period-end market price/NAV	6,9	5,0	4,8	2,3	1,2
Average number of shares in issue (millions)	497	497	471	472	484
Shares issued/(repurchased) (millions)		(0,5)*	21		(20)
Number of shareholders	9 969	9 772*	34 301	33 706	32 351

**ABIL made an odd-lot offer to shareholders with fewer than 100 shares in March 2006 which resulted in the reduction in the number of shareholders.*

Financial definitions

All-in tax rate (%)
The all-in tax rate is the income statement taxation charge (ie both indirect and direct taxation) expressed as a percentage of profit before any taxation.

Average gross advances
The average gross advances is the sum of the month-end gross advances for the period, divided by the number of months in the period.

Bad debts to advances ratio (%)
The bad debts to advances ratio is calculated by expressing the charge for bad and doubtful advances as a percentage of average gross advances.

Basic earnings attributable to ordinary shareholders
Profit for the period adjusted for preference dividends.

Basic earnings per share (cents)
Basic earnings per share is calculated by dividing basic earnings attributable to ordinary shareholders by the weighted number of ordinary shares in issue during the period.

Capital adequacy ratio (%)
The capital adequacy of banks is measured in terms of the Banks Act (Act number 94 of 1990, as amended) requirements. The ratio is calculated by dividing the sum of tier 1 and tier 2 capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is 10% of risk-weighted assets.

Cash and cash equivalents
Cash and cash equivalents comprise cash on hand, deposits held on call with banks, investments in money market instruments and cash reserves held by the insurance company, net of bank overdrafts.

Cost to advances ratio (%)
The cost to advances ratio is calculated by expressing the operating expenses as a percentage of average gross advances.

Cost to income ratio (%)
The cost to income ratio is calculated by expressing the operating expenses as a percentage of total income (total income is also referred to as revenue).

Dividend cover (times)
Dividend cover is calculated by dividing basic earnings per share by ordinary dividends per share.

Economic profit
Reported headline earnings less a charge for an imputed cost of capital, based on average shareholder funds multiplied by the estimated average cost of equity for ABIL.

Effective tax rate (%)
The effective tax rate is the direct taxation charge per the income statement expressed as a percentage of profit before taxation.

Fully diluted basic earnings per share (cents)
Fully diluted basic earnings per share is calculated by dividing basic earnings attributable to ordinary shareholders by the fully diluted number of ordinary shares in issue during the period.

Fully diluted headline earnings per share (cents)
Fully diluted headline earnings per share is calculated by dividing headline earnings attributable to ordinary shareholders by the fully diluted number of ordinary shares in issue during the period.

Fully diluted number of shares in issue
The fully diluted number of shares in issue is the weighted number of ordinary shares in issue adjusted for the impact of outstanding options under the ABIL Employee Share Participation Scheme as defined in IAS 33.

Headline earnings
Basic earnings adjusted for goodwill impairments, capital profits and losses and other non-headline items.

Headline earnings attributable to ordinary shareholders
Headline earnings adjusted for preference dividends.

Headline earnings per share (cents)
Headline earnings per share is calculated by dividing headline earnings attributable to ordinary shareholders by the weighted number of ordinary shares in issue during the period.

Net asset value per share (cents)
Net asset value per share is calculated as ordinary shareholders' equity divided by the number of ordinary shares in issue (net of treasury shares) at the end of the period.

Non-performing loans (NPLs)
Non-performing loans are defined as loans that have more than three cumulative instalments in arrears.

NPL coverage (%)
NPL coverage is calculated as the total impairment provisions (including ceded credit life reserves) divided by non-performing loans.

Return on assets (RoA) (%)
Return on assets is calculated by expressing headline earnings attributable to ordinary shareholders as a percentage of monthly average total assets.

Return on equity (RoE) (%)
Return on equity is calculated by expressing headline earnings attributable to ordinary shareholders as a percentage of monthly average shareholders' equity.

Risk-weighted assets
Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance sheet assets and commitments according to the relative credit risk of the counterparty. The risk weighting for each balance sheet asset and off-balance sheet asset is defined by the regulations to the Banks Act (Act number 94 of 1990, as amended).

Sales

Sales constitute the aggregate of the amount disbursed in a period. In the case of the credit card products, sales represent the aggregate value of credit limits granted during a period.

Statutory assets – bank and insurance

Statutory assets – bank and insurance comprises cash reserves and prudential liquid assets with the South African Reserve Bank, together with insurance prudential cash reserves as required by the Financial Services Board.

Total expected recoverable

The number of contractual instalments on a loan multiplied by the total monthly instalment, including insurance and service fees.

Weighted number of shares in issue

The weighted number of shares in issue is calculated as the number of ordinary shares in issue at the beginning of the year, increased by shares issued during the year, reduced by shares cancelled or bought back during the year, further reduced by treasury shares as a result of share transactions in the ABIL Employee Share Trust, weighted on a time basis for the period which they have participated in the income of the group.

African Bank Investments Ltd
Interim results for the six months ended
31 March 2007

AFRICAN
BANK

Notes

Presentation content

AFRICAN
BANK

- Strategy and positioning
- Overview of results
- Sales and advances
- Underwriting margins and costs
- Credit quality
- Outlook

2

Notes

Sustained market leadership demands exceptional delivery of value to clients

AFRICAN BANK

ABIL endeavours to deliver value by:

- Building significant economies of scale which allows for
  - Considerable risk absorption capacity, and
  - Lowest cost delivery
- Developing and delivering on a clear customer value proposition, predicated on a deep understanding of clients' requirements

3

Notes

Economies of scale requires volume and cost control

AFRICAN BANK

To achieve economies of scale, we set these targets in 2005:

- Double the size of the business to R12 billion by 2009
- Bring down the cost to advances ratio from 18% to 10%
- Increase the bad debts to advances ratio to close to 10%
- Substantially reduce the yields on our products

To date, our progress has been:

- An advances book of R9,1 billion
- A cost to advances ratio of 13,5%
- A bad debts to advances ratio of 9,3%
- Yields down 7% from September 2005

4

Notes

Research showed that our clients value...

AFRICAN BANK

Amongst other things:

- Better customer service
- Easier, quicker and cheaper access to credit
- Broader product offering (credit card)
- Understanding and catering for clients' emotional needs (flexibility in terms of the willingness to renegotiate terms)

Clients viewed ABIL's strengths to be:

- Saying yes more often than anyone else, with quick turnaround times

Clients disliked ABIL's:

- High interest rates, insufficient reward for past behaviour and inflexibility in collections

91% of clients say they will recommend African Bank to friends

5

Notes

To align to clients' needs, we are changing from a product orientation...

AFRICAN BANK

Achieved thus far:

- Brought down cost of credit
- Significantly improved approval process times
- Decreased the level of client cross subsidisation
- Determined our client value proposition based on substantial client research
- Broadened access
  - more pervasive distribution footprint
  - dealing with a wider range of clients
- Introduced credit cards
- Rewarded behaviour through risk-based pricing

6

Notes

...to focus on client-expectation management

AFRICAN BANK

Current initiatives:

- Launching new branding to align with repositioning and broaden appeal
- Expanding distribution footprint further
  - 700 branches
  - 300 alternative distribution outlets
- Continuing to bring down prices and improve approval process further
- Broadening our scope of clients and providing more people with access to credit
- Continuing to reduce the level of cross subsidisation and reward good clients for their financial discipline
- Piloting debt mediation programmes in our branches to assist clients in financial distress
- Continuing to keep a tight cost discipline

7

Notes

New branding to reposition, modernise and broaden appeal to clients

AFRICAN BANK

AFRICAN BANK YOUR CREDIT BANK

credit INDEMNITY A DIVISION OF AFRICAN BANK LTD

AFRICAN BANK MINERS CREDIT

Why

- Streamlining of visual identity system required after integration of three brands and distribution footprints over past two years
- Branding is 10 years old and required modernising to maintain appeal for clients
- New branding and revitalised interiors improves aspirational aspect of brand and symbolizes the stronger focus on our clients

Launch and implementation to be managed within current cost control and budget parameters

8

Notes

The operating environment...

AFRICAN BANK

- Growing employment is increasing the number of participants in the market
- Intensifying credit supply from increasing competition – some signs of pullback
- Lower prices and term extension improving clients' affordability, especially at low risk end
- Inflationary effect on living expenses is rising
- Tighter affordability rules applied, particularly to higher risk segments

Higher growth in advances achieved from better risk clients at lower yields

10

Notes

...and early signs of market conditions stabilising...

AFRICAN BANK

Decline rates as a result of affordability constraints



12
10
8
%
6
4
2
0
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar
2006
2007
— Decline rates

11

Notes

...contributed to these operational features...

Objective	Target for 2007	Actual
Sales growth	20% - 25%	20%
Advances growth	18% - 22%	29%
Decline in yield on advances	2% - 4%	5%
Bad debt to advances	8,5% - 9,5%	9,3%
Cost to advances	<12,5%	13,5%

12

Notes

...which resulted in EPS up 18%, and dividends of 95 cents per share

Headline earnings per share



250
200
150
100
50
0
cents
67,6
72,8
69,2
92,4
87,5
114,0
96,7
126,0
114,1
2003
2004
2005
2006
2007
H1
H2

Ordinary dividends per share



250
200
150
100
50
0
cents
25
31
100
35
57
53
52
70
100
80
120
95
2003
2004
2005
2006
2007
H1
H2
Special DPS

13

Notes

Continuing to exceed hurdles on medium-term objectives...

Return on assets of 12,7%



18
16
14
12
10
8
6
4
2
0
%
10,3
10,8
10,5
12,7
11,3
14,7
12,7
15,5
12,7
H1 H2 H1 H2 H1 H2 H1 H2 H1
2003 2004 2005 2006 07
H1
H2
Hurdle

Return on equity of 53,8%



70
60
50
40
30
20
10
0
%
25,9
25,8
27,4
35,1
33,7
46,1
49,1
61,3
53,8
H1 H2 H1 H2 H1 H2 H1 H2 H1
2003 2004 2005 2006 07
H1
H2
Hurdle

14

Notes

...and growing economic profit* by 20%

*(*earnings adjusted for imputed cost of capital)*

- Economic profit a real test of value creation, encapsulating growth and RoE
- Targeted economic profit growth of CPI + 15% (ie currently 21%) vs actual growth of 20%

Economic profit



900
800
700
600
500
400
300
200
100
0
R million
127
133
148
249
235
367
348
460
417
2003
2004
2005
2006
2007
H1
H2

15

Notes

Sales growth remains robust...

AFRICAN BANK

Monthly sales history



700
600
500
400
300
200
R million
Oct
Nov
Dec
Jan
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
— 2003
— 2004
— 2005
— 2006
— 2007

17

Notes

...while volumes are weighted towards medium and low risk clients

AFRICAN BANK

Debit order sales by risk grouping



200
160
120
80
40
0
R million
High
Medium
Low
— Mar 2005
— Mar 2006
— Mar 2007

18

Notes

Term extension results in advances growth in excess of sales growth and...

AFRICAN BANK



9 500
8 500
7 500
6 500
5 500
4 500
R million
30
25
20
15
10
5
0
Months
Apr
Jun
Aug
Oct
Dec
Feb
Apr
Jun
Aug
Oct
Dec
Feb
2005
2006
2007
Advances
Ave Term

...trend to continue over the medium term...

19

Notes

...increased duration of the advances book

AFRICAN BANK



2005
1%
20%
47%
32%
2006
4%
27%
40%
29%
H1 2007
9%
34%
29%
28%
< 6 months
6 - 12 months
12 - 24 months
> 24 months

Percentage of loans maturing beyond 1 year, up from 21% to 38% in 18 months

20

Notes

Credit card growing in line with expectations

AFRICAN BANK

- Number of accounts up to 96 000
- Advances book of R258 million
- Average limit of R3 200
- Average utilisation of 84%
- 74% existing clients; 26% new clients
- First credit card for 85% of card holders
- Credit quality consistent with instalment loan business
- Target for September 2007 – 170 000 cards with R500+ million book

21

Notes

Price vs volume trade-off positive...

AFRICAN BANK

Revenue vs yield



2 200
2 000
1 800
1 600
1 400
1 200
1 000
R million
60
55
50
45
40
35
30
Yield %
47,9
50,5
52,2
57,0
54,8
52,9
49,8
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06
H1 07
Revenue
Total income yield (%)

23

Notes

Bad debts driven by higher risk appetite and seasonal effects

AFRICAN BANK

Bad debts to advances ratio



% of average advances
12
10
8
6
4
2
0
7,5
8,0
8,3
7,5
8,7
8,3
9,3
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06
H1 07

24

Notes

Higher volumes also contributing to cost efficiencies...

AFRICAN BANK

Cost to advances ratio



% of average advances
20
16
12
8
4
0
16,0
14,2
15,6
15,1
16,8 *
12,7
13,5
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06
H1 07

* *First time adoption of IFRS 2 charge for LTIPs*

25

Notes

...producing further progress in optimising bad debts and cost ratios

AFRICAN BANK

Bad debts vs operating costs



20%
15%
10%
5%
0%
% of average advances
15,5%
15,1%
15,4%
14,7%
13,5%
6,7%
7,7%
7,9%
8,5%
9,3%
2003
2004
2005
2006
H1 07
Cost to advances
Bad debts to advances
28%
26%
24%
22%
20%
18%
% of average advances
22,2%
22,8%
23,3%
23,2%
22,8%
2003
2004
2005
2006
H1 07
Bad debts & operating costs

26

Notes

NPL increases in line with advances growth trends

AFRICAN BANK

Non-performing vs performing loans



7 000
6 000
5 000
4 000
3 000
2 000
1 000
0
R million
H1 03
H2 03
H1 04
H2 04
H1 05
H2 05
H1 06
H2 06
H1 07
NPLs
Performing loans

28

Notes

Vintage improvements from shift in the portfolio and tighter credit criteria

AFRICAN BANK

Vintage graph – African Bank
More than three missed instalments



Outstanding repayable of NPL over total original repayable
20%
16%
12%
8%
4%
0%
4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24
Months on book
04-Jul 04-Aug 04-Sep 04-Oct 04-Nov 04-Dec 05-Jan 05-Feb 05-Mar 05-Apr
05-May 05-Jun 05-Jul 05-Aug 05-Sep 05-Oct 05-Nov 05-Dec 06-Jan 06-Feb
06-Mar 06-Apr 06-May 06-Jun 06-Jul 06-Aug 06-Sep 06-Oct 06-Nov

29

Notes

IAS 39 provisioning models accurate in projecting cash receipts

AFRICAN BANK

Cash received from NPLs: model vs actual



R million (cumulative)
400
300
200
100
0
50
40
30
20
10
0
R million (monthly)
227
218
Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul Aug Sep
2006
2007
NPV cum cash - model
NPV cum cash - actual
Monthly cash - model
Monthly cash - actual

30

Notes

Initiatives for 2007 and beyond...

AFRICAN BANK

- Continuous refining of segmentation of product term and pricing, and further testing of price/volume elasticity
- Developing our client value proposition further and consequential reengineering of the business
- Increasing our client universe
- Building credit card to scale
- Finalising implementation of National Credit Act and NPS amendments
  - Compliance with interest rate ceilings
  - Debt mediation initiatives

32

Notes

Targets for remainder of 2007

AFRICAN BANK

- Sales growth target of 20% – 25%
- Advances growth target of approximately 30%, revised from 18% – 22%
- Decline in total yield target of approximately 5%, revised from 2% – 4%
- Costs to advances target of < 12,5%
- Bad debts to advances target of 8,5% – 9,5%
- Ordinary dividend cover target of 1,0 – 1,5 times

33

Notes

Corporate information

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)

Board of directors
AS Mabogoane *(Chairman)*, G Schachat *(Deputy chairman)**,
L Kirkinis *(CEO)**, A Fourie*, DB Gibbon, BD Goba, MC Mogase,
R Naidoo, TM Sokutu*, BPF Steele, GZ Steffens *(German)*,
DFG Tembe *(Mozambique)*, A Tugendhaft, DF Woollam*
**Executive*

Group secretary
S Martin

Share transfer secretaries
Link Market Services SA (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
Telephone: +27 11 834 2266
africanbank@linkmarketservices.co.za

Registered office
59 16th Road
Midrand, 1685

Investor relations and shareholder details
Lydia du Plessis
Telephone: +27 11 256 9246
Telefax: +27 11 256 9217
e-mail: investor.relations@africanbank.co.za

Karen de Beer
Telephone: +27 11 256 9048
Telefax: +27 11 315 3404
e-mail: investor.relations@africanbank.co.za

Hilda Sons
Telephone: +27 11 256 9196
Telefax: +27 11 315 3404
e-mail: investor.relations@africanbank.co.za

Company's websites
www.africanbank.co.za
www.eyomhlaba.co.za

Electronic communications
Shareholders may now elect to receive communications (annual reports, interim reports and other company communications) electronically, provided that they have internet access and a valid e-mail address. To obtain more information, and to register for this service, shareholders should log on to www.africanbank.co.za. To register, shareholders will need their shareholder reference number, which is set out on their share certificate or monthly share statement. If you have any questions about this service, please contact ABIL's investor relations department.

Disclaimer
Certain statements made in this document are forward-looking. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Actual outcomes and results may differ materially from those expressed in, or implied by the forward-looking statements. Words such as expect, anticipate, estimate, target, predict, believe and other similar expressions, and future or conditional verbs such as will, should, would and could are intended to identify such forward-looking statements. Readers should not rely solely on the forward-looking statements. These statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward-looking statements.

Designed by motiv
Printed by Ince

AFRICAN BANK

www.africanbank.co.za

AFRICAN BANK

RECEIVED
2007 MAY 22 A 9:21

14 May 2007

Positive impact from volume growth on ABIL's results

Midrand: African Bank Investments Limited (ABIL) today announced headline earnings of R587 million for the first six months of its current financial year (H1 2006: R498 million), up 18% on the prior year. Headline earnings per share increased by 18% to 114,1 cents (H1 2006: 96,7 cents), while dividends per ordinary share increased 19% to 95 cents (H1 2006: 80 cents).

These results were achieved against a backdrop of intensifying credit supply due to increased competitive behaviour. ABIL's risk-based segmentation models enabled it to focus growth during this period towards its lower risk clients. There is some early evidence that the growth in credit supply has started to slowly decelerate which, if sustained, should bode well for an improving credit environment in the next eighteen months.

Key to this set of results is the group's strategy of increasing volumes while reducing prices and maintaining relatively flat operating costs. During the current period, the group recorded a 29% increase in gross advances through larger, longer-term and cheaper loans, while the overall yield on the portfolio fell by 5%. Improved cost efficiency offset this yield decline, while credit quality remained within expected parameters and funding costs fell further. ABIL has indicated that it will use its high return on assets and equity, to grow the business and strengthen its competitive position. This strategy therefore has to be tested against the economic value it creates for its shareholders over and beyond the cost of equity. During this reporting period, the group generated economic profit of R417 million, a 20% increase over the prior period.

Sales increased by 20% to R3,4 billion over the prior period, which, combined with the extension of average term from 21 to 27 months, resulting in advances of R9,1 billion (H1 2006: R7,0 billion). The overall yield on advances at 49,8% (H1 2006: 54,8%) has declined faster than expected as a result of the greater and more rapid shift to larger and longer term loans at lower yields to lower risk clients. Sales volume increases from the price reductions have again been exceeded. Further price cuts will be effected by June 2007.

Credit quality has been in line with the group's expectations and higher risk appetite and has been improving over the past six months as a result of a shift towards lower risk clients. Operating costs

remained flat at R574 million (H1 2006: R578 million,) aided by a lower IFRS2 charge for incentives. This resulted in the cost to advances ratio falling from 16,8% for the prior period to 13,5%.

The average cost of funds fell to 9,2% as older more expensive funding matured. The group said that it raised R1,7 billion of new wholesale funding during the last six months, of which 82% was for twelve months or longer. Moodys announced on 25 April 2007 that it raised the long-term national scale credit rating of African Bank from A2.za to A1.za and has affirmed the short-term rating at Prime-1.za.

CEO, Leon Kirkinis said "ABIL is confident that it will achieve its stated financial objectives for the 2007 financial year, but more importantly, will continue to strengthen the competitive position and growth prospects of the group for subsequent financial periods through further risk discovery and price reductions on its products and a strong focus on clients' needs."

Ends

For further information, please contact:
Nithia Nalliah
Chief Financial Officer
Tel: (011) 256-9255
E-mail: nnalliah@africanbank.co.za

AFRICAN BANK

Press release
14 May 2007

African Bank Stakes Claim on Growing Local Market

African Bank Investments Limited and its subsidiary African Bank will be introducing South African consumers to its revitalised brand identity. The revitalised identity reflects the bank's increased focus on its purpose of improving the quality of life of its clients, operating as a high quality, client-centric organisation, and on ensuring wider access to credit for working South Africans.

"Our new logo is a little more rounded and hence a little softer. We've also added the green to give it a touch of dynamism, energy and friendliness" says African Bank executive director Toni Fourie. "These changes to our physical identity reflect our key strategic intent, which is to ensure that we deliver an efficient, easy and dynamic experience to our clients. In addition, the bank is moving from multiple brands and multiple companies to a single brand, single company offering, featuring multiple products. In light of our new market positioning, we redefined the brand architecture, including elements such as the logo."

After an extensive brand discovery research process, followed by re-structuring of its brand architecture and the subsequent rejuvenation of its visual identity, African Bank is seeking to achieve two key strategic objectives.

"We're looking to deliver value by building significant economies of scale which allow for considerable risk absorption capacity and therefore lowest cost delivery to facilitate more affordable credit," says Fourie. "In addition, we are looking to deliver on a clear customer value proposition, rooted in a deep understanding of our clients' requirements."

To achieve the aforementioned economies of scale, African Bank set bold targets in 2005, including: to double the size of the business to R12 billion in gross advances by 2009; to bring down the cost to advances ratio from 18% to 10%; to increase the risk to advances ratio to close to 10%; and, to substantially reduce the prices on African Bank products.

To date, the bank has made significant progress, including: an advances book of R9,1 billion; a cost to advances ratio of 13,5%; a risk to advances ratio of 9,3%; and prices down 7% from September 2005.

The revitalised African Bank brand will be communicated across multiple channels, from external media campaigns and advertising to a sharpened focus on the quality of day-to-day client interactions and relationships.

The African Bank brand evolution was based on extensive research conducted in the financial services market place, which showed that the bank's customers value a range of key service elements, including: easier and quicker processes, lower prices, access to credit, a broader product offering (credit card) and a clear demonstration of the bank's understanding of, and catering for, clients' emotional needs.

"Price is just one element of the African Bank mix," says Fourie. "In addition to price, our research clearly showed that we need to ensure that we are delivering better value to our clients, and, critically, that we are creating positive emotional connections that lay the foundation for long term relationships.

Customer research conducted by Markinor indicated that African Bank enjoys consistent and increasing support from its clients in terms of new product offerings, 9 out of 10 respondents indicated that they feel positive about African Bank's credit card product. Of clients interviewed, 91% would recommend African Bank to friends. "Our challenge moving forward is to build on our existing support in the market by proactively developing our client value proposition and re-designing all of our end-to-end processes to enable a client-centric way of doing business," adds Fourie.

Access to credit is also a significant value driver for African Bank, which differentiates itself in the market by providing substantially higher approval rates than industry norms, along with more pervasive distribution and friendlier and more accessible branches. The bank is refining its segmentation on an ongoing basis, with the aim of reducing the number of customers it has to decline. It is also placing an increased focus on working in partnership with clients, especially those facing financial challenges.

"Empathy and understanding are key factors here," says Fourie. "We will be able to bring the number of clients we lose due to delinquency down by developing stronger, more communicative relationships.

In terms of access to its services, African Bank's distribution of physical branches will be expanded to approximately 700 outlets over the next 2 years. The group plans to supplement its branch distribution channel with another 300 low cost, highly mobile outlets, including innovative delivery mechanisms such as portable branches and digital channels.

"The advertising and media campaigns the public will see are not merely about a new logo," Fourie concludes. "They reflect our intention to be recognised as the strong, reliable and leading credit bank we are. They will also drive our campaign to ensure that we continue to create and maintain open and positive relationships with South Africans from all walks of life with the purpose of improving their quality of life through greater access to affordable, convenient and responsible credit."

Ends

For further information, please contact:

Zanele Mvelase
Group Corporate Communication Manager
Tel: (011) 256-9243
Email: ZMvelase@AfricanBank.co.za

African Bank Investments Limited
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)

Unaudited Interim Results
for the six months ended 31 March 2007

Features of the results

- Sales of new loans increased by 20%
- Larger loan sizes and longer average terms resulted in advances growth of 29%
- Price reductions resulted in overall yields declining by 5%
- Credit quality and bad debt charge in line with increased risk appetite
- Operating cost control created further operational leverage
- Headline earnings per share up 18% to 114,1 cents
- Interim ordinary dividends up 19% to 95 cents per share

OVERVIEW

ABIL generated headline earnings of R587 million for the first six months of its current financial year (H1 2006: R498 million), up 18% on the prior year. Headline earnings per share increased by 18% to 114,1 cents (H1 2006: 96,7 cents), while dividends per ordinary share increased 19% to 95 cents (H1 2006: 80 cents). Basic earnings of R587 million grew by a lower 10% over the equivalent period, due to the capital profit realised on the disposal of the Commercial Vehicle Finance division in the first half of 2006. Return on assets remained constant at 12,7%, while increased gearing from 3,9 to 4,2 times resulted in the return on equity increasing from 49,1% to 53,8%.

These results were achieved against a backdrop of intensifying credit supply due to increased competitive behaviour. ABIL's risk-based segmentation models enabled it to focus growth during this period towards its lower risk clients. There is some early evidence that the growth in credit supply has started to slowly decelerate which, if sustained, should bode well for an improving credit environment in the next eighteen months.

Key to this set of results is ABIL's strategy of increasing volumes while reducing prices and maintaining relatively flat operating costs. During the current period, gross advances increased by 29% through larger, longer-term and cheaper loans, while the overall yield on the portfolio fell by 5%. Improved cost efficiency offset this yield decline, while credit quality remained within expected parameters and funding costs fell further. ABIL has indicated that it will use its high return on assets and equity to grow the business and strengthen its competitive position. This strategy therefore has to be tested against the economic value created for shareholders over and beyond the cost of equity. During this reporting period, economic profit increased by 20% to R417 million.

Operational performance

The drivers of the results for the six months to 31 March 2007 were:

• Advances - Sales increased by 20% to R3,4 billion over the prior period, which, combined with the extension of average term from 21 to 27 months, resulted in advances growing by 29% to R9,1 billion (H1 2006: R7,0 billion). The growth in advances, driven by the increasing average term, exceeded the growth in sales and this trend is expected to continue for the foreseeable future. Another result of the increasing term is that, over the past eighteen months, the percentage of loans maturing in greater than one year has changed from 21% to 38%.
• Yields - The overall yield on advances at 49,8% (H1 2006: 54,8%) has declined faster than expected as a result of the greater and more rapid shift to larger and longer-term loans at lower yields to lower risk clients. Sales volume increases from the price reductions have again exceeded expectations. Further price cuts will be effected by June 2007.
• Bad debts - The charge for bad debt increased by R95 million to R396 million or 9,3% of advances (H1 2006: 8,7%), and was predominantly driven by higher volumes and an increased risk appetite. NPL coverage was 64,1%. Write-offs of R314 million represent 7,4% of average gross advances.
• Operating costs - Expenditure remained flat at R574 million (H1 2006: R578 million,) aided by a lower IFRS 2 charge for incentives. This resulted in the cost to advances ratio falling from 16,8% for the prior period to 13,5%. The group is confident that it will achieve its full year target of less than 12,5% for this ratio.
• Funding costs - The average cost of funds fell to 9,2% as older more expensive funding matured. The group raised R1,7 billion of new wholesale funding during the last six months, of which 82% was for twelve months or longer.

The above drivers combined to produce a 16% increase in profit from operations from R808 million to R936 million.

• Taxation - The all-in tax rate was 38,7% (H1 2006: 39,2%). In addition to the normal corporate tax rate of 29%, R75 million was paid in STC (H1 2006: R65 million). Indirect taxes reduced to R21 million (H1 2006: R28 million), as a result of the abolition of RSC levies and a more favourable VAT apportionment ratio.

Credit rating upgrade
Moody's announced on 25 April 2007 that it raised the long-term national scale credit rating of African Bank from A2.za to A1.za and has affirmed the short-term rating at Prime-1.za.

Looking ahead
ABIL's intent is to entrench its position as the market leader in a larger, more competitive and fast changing unsecured credit market, fuelled by the introduction of the National Credit Act and a growing and transforming economy. Key to achieving success in this process are the following strategies:
• Driving down overall prices further in order to make the business more competitive and increase the demand for and affordability of unsecured credit. This is enabled through continued refinement in the underwriting models and risk segmentation, and tight cost control.
• Developing an unbeatable client value proposition and re-engineering the business accordingly, to ensure that competitive pricing is backed up by excellent service levels, fastest loan approval times and a pervasive distribution network.
• Continuing the development and growth of the credit card product in order to take it to scale.

• Increasing the universe of clients that we engage with through improved leverage of our brand and distribution footprint, developing more focused products to meet their requirements and innovating new risk models.
• Ensuring our employees have a clear understanding and buy-in to our strategy along with focused training and development to raise the level of competencies necessary to achieve this.
• Managing a smooth and efficient transition to the National Credit Act, particularly with regard to the price ceilings, the debt mediation processes and the changes to the National Payment System, in order that the opportunities created by the Act may be pursued.

Due to the strong advances growth on the back of the success of the price reduction strategies, ABIL has increased its targeted book growth for 2007 from the previously stated range of 18% - 22% to approximately 30%, while it also expects that the total yield on advances for the full 2007 year will decline by approximately 5% from the previously stated 2% to 4%. ABIL remains on track to achieve the financial targets it set for the 2007 financial year.

CHANGES TO THE BOARD OF DIRECTORS
ABIL announced on 12 March 2007 the appointment of Mutle Mogase as an independent non-executive director of ABIL and African Bank Limited.

ACCOUNTING POLICIES
These condensed group interim consolidated financial statements have been prepared in accordance with International Accounting Standard (IAS) 34 and the requirements of the South African Companies Act, Act number 61 of 1973, as amended.

The accounting policies of the group are consistent with those applied in the previous year.

DIVIDEND DECLARATION

	Ordinary shares	Preference shares
Share code	ABL	ABLP
ISIN	ZAE000030060	ZAE000065215
Dividend number	13	5
Dividends per share	95 cents	430 cents
Last date to trade cum-dividend	Friday, 8 June 2007	Friday, 1 June 2007
Shares commence trading ex-dividend	Monday, 11 June 2007	Monday, 4 June 2007
Record date	Friday, 15 June 2007	Friday, 8 June 2007
Dividend payment date	Monday, 18 June 2007	Monday, 11 June 2007

Preference share certificates may not be dematerialised or rematerialised between Monday, 4 June 2007 and Friday, 8 June 2007.

Ordinary share certificates may not be dematerialised or rematerialised between Monday, 11 June 2007 and Friday, 15 June 2007.

On behalf of the board

Ashley Mabogoane Chairman	Gordon Schachat Executive deputy chairman	Leon Kirkinis Chief executive officer

14 May 2007

GROUP INCOME STATEMENT
for the six months ended 31 March 2007

R million		% change	Unaudited 6 months to 31 Mar 2007	Unaudited 6 months to 31 Mar 2006	Audited 12 months to 30 Sep 2006
Interest income on advances		(1)	1 514	1 526	2 974
Net assurance income		80	299	166	424
Non-interest income		55	307	198	446
Total revenue		12	2 120	1 890	3 844
Charge for bad and doubtful advances		(32)	(396)	(301)	(606)
Risk-adjusted revenue		8	1 724	1 589	3 238
Other interest income		29	67	52	113
Interest expense		(15)	(260)	(227)	(465)
Operating costs		1	(574)	(578)	(1 048)
Indirect taxation: VAT and RSC		25	(21)	(28)	(46)
Profit from operations		16	936	808	1 792
Capital items		(100)	0	45	37
Profit before taxation		10	936	853	1 829
Direct taxation: STC		(15)	(75)	(65)	(118)
Direct taxation: SA normal		(9)	(274)	(252)	(535)
Profit for the period		10	587	536	1 176
Reconciliation of headline earnings and per share statistics					
Profit (basic earnings)		10	587	536	1 176
Adjusted for:					
Capital items		100	0	(45)	(37)
Capital gains tax thereon		(100)	0	7	6
Headline earnings		18	587	498	1 145
Attributable to preference shareholders		11	20	18	36
Attributable to ordinary shareholders		18	567	480	1 109
Number of shares in issue (net of treasury)	million		497,1	496,8	496,9
Weighted number of shares in issue	million		497,0	496,5	496,7
Fully diluted number of shares in issue	million		497,4	497,1	497,2
Basic earnings per share	cents	9	114,1	104,3*	229,5
Fully diluted basic	cents	9	114,0	104,2*	229,3

earnings per share					
Headline earnings per share	cents	18	114,1	96,7*	223,3
Fully diluted headline earnings per share	cents	18	114,0	96,6*	223,1
Declared dividends per ordinary share					
Ordinary dividends per share					
Interim - declared	cents	19	95	80	80
Final	cents		0	0	120
Total ordinary dividends	cents	19	95	80	200

* Restated to adjust for the effect of preference dividends

GROUP BALANCE SHEET
as at 31 March 2007

R million	% change	Unaudited 31 Mar 2007	Unaudited 31 Mar 2006	Audited 30 Sep 2006
Assets				
Property and equipment	24	128	103	116
Policyholders' investments	(77)	15	65	87
Deferred tax asset	15	146	127	153
Net advances	30	7 220	5 572	6 064
Gross advances	29	9 060	7 002	7 727
Deferred administration fees	31	(238)	(181)	(228)
Impairment provisions	28	(1 602)	(1 249)	(1 435)
Other assets	44	46	32	12
Taxation	(29)	10	14	7
Statutory assets - bank and insurance	20	586	489	472
Short-term deposits and cash	0	1 312	1 311	1 252
Total assets	23	9 463	7 713	8 163
Liabilities and equity				
Life fund reserve	(65)	34	96	103
Subordinated debentures	(100)	0	199	202
Bonds and other long-term funding	44	5 315	3 696	3 946
Short-term money market funding	35	1 016	752	718
Other liabilities	(13)	381	440	395
Taxation	46	41	28	109
Total liabilities	30	6 787	5 211	5 473
Ordinary shareholders' equity	9	2 193	2 019	2 207
Preference shareholders' equity	0	483	483	483
Total equity (capital and reserves)	7	2 676	2 502	2 690
Total liabilities and equity	23	9 463	7 713	8 163

GROUP STATEMENT OF CHANGES IN EQUITY
for the six months ended 31 March 2007

R million	Ordinary share capital and premium	Reserves and treasury shares	Preference share capital and premium	Total
Balance at 30 September 2005	12	2 110	483	2 605
IAS 18 adjustment to opening reserves	0	(57)	0	(57)
IAS 39 adjustment to opening reserves	0	(58)	0	(58)
Cancellation of shares: odd-lot offer	0	(14)	0	(14)
Dividends paid	0	(498)	(18)	(516)
Share Trust shares issued to employees	0	16	0	16
Loss incurred on Share Trust shares	0	(15)	0	(15)
Treasury shares disposed	0	23	0	23
IFRS 2 reserve transactions	0	(18)	0	(18)
Profit for the period	0	518	18	536
Balance at 31 March 2006	12	2 007	483	2 502
IAS 18 adjustment to opening reserves	0	(7)	0	(7)
Dividends paid	0	(399)	(18)	(417)
Share Trust shares issued to employees	0	2	0	2
Loss incurred on Share Trust shares	0	1	0	1
IFRS 2 reserve transactions	0	(31)	0	(31)
Profit for the period	0	622	18	640
Balance at 30 September 2006	12	2 195	483	2 690
Dividends paid	0	(597)	(20)	(617)
Share Trust shares issued to employees	0	4	0	4
Loss incurred on Share Trust shares	0	(1)	0	(1)
IFRS 2 reserve transactions	0	13	0	13
Profit for the period	0	567	20	587
Balance at 31 March 2007	12	2 181	483	2 676

GROUP CASH FLOW STATEMENT
for the six months ended 31 March 2007

R million	Unaudited 6 months to 31 Mar 2007	Unaudited 6 months to 31 Mar 2006	Audited 12 months to 30 Sep 2006
Cash generated from operations	1 528	1 246	2 733
Increase in gross advances	(1 647)	(1 086)	(1 987)
(Increase)/decrease in working capital	(157)	3	(108)
Indirect and direct taxation paid	(439)	(364)	(638)
Ordinary shareholders' payments and transactions	(597)	(498)	(897)
Preference shareholders' payments and transactions	(20)	(18)	(36)
Cash inflow/(outflow) from equity accounted incentive transactions	3	15	(1)
Cash (outflow)/inflow from investing activities	(72)	212	127
Cash inflow from financing activities	1 465	561	780
Increase/(decrease) in cash and cash equivalents	64	71	(27)
Cash and cash equivalents at the beginning of the period	1 363	1 390	1 390
Cash and cash equivalents at the end of the period	1 427	1 461	1 363
Made up as follows:			
Short-term deposits and cash	1 312	1 311	1 252
Statutory cash reserves - insurance	115	150	111
	1 427	1 461	1 363

ADVANCES ANALYSIS

R million	% y-o-y growth	As at 31 Mar 2007	As at 31 Mar 2006
Retail	36	6 587	4 832
Payroll	(9)	481	531
Credit card	>100	258	0
Mining	26	838	663
Standard Bank JV	(9)	357	394
Persal	(7)	180	193
Saambou PLB	(8)	359	389
Gross advances	29	9 060	7 002

ASSET QUALITY ANALYSIS
as at 31 March 2007

R million	31 Mar 2007	% change	30 Sep 2006	% change	31 Mar 2006
Gross advances					
Performing	6 561	19	5 514	6	5 207
Non-performing	2 499	13	2 213	23	1 795
Gross advances	9 060	17	7 727	10	7 002

Share transfer secretaries
Link Market Services SA (Pty) Limited
11 Diagonal Street, Johannesburg, 2001
PO Box 4844, Johannesburg, 2000
Telephone +27 11 834 2266
africanbank@linkmarketservices.co.za

Board of directors
AS Mabogoane (Chairman), G Schachat (Deputy chairman)*, L Kirkinis (CEO)*, A Fourie*, DB Gibbon, BD Goba, MC Mogase, R Naidoo, TM Sokutu*, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambique), A Tugendhaft, DF Woollam*

* Executive

Group secretary
S Martin

For a full analysis of the above results including graphs refer to http://www.africanbank.co.za

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL" or "the company")

AFRICAN BANK RATINGS UPGRADE

ABIL announces that Moody's has raised the long-term national scale credit rating of African Bank from A2.za to A1.za and has affirmed the short-term rating at Prime-1.za. The rating outlook is stable.

Moody's said that the ratings reflect the bank's good creditworthiness and strong capacity to meet local currency obligations.

Johannesburg
25 April 2007

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL" or "the company")

ABIL APPOINTS NON-EXECUTIVE DIRECTOR

ABIL is pleased to announce the appointment from 12 March 2007, of Mutle Mogase as non-executive director of ABIL and African Bank Limited. Mr. Mogase was a joint founder of MMR Equity Capital, which merged with Vantage Capital in 2001, and is currently the Executive Chairman of Vantage Capital Group.

Mr. Mogase spent almost 10 years in various positions at ABSA and Nedbank. He has been a key member of the team that developed the Financial Sector Charter and served on the Charter Council. In addition Mr Mogase has served as chairman of the Micro Finance Regulatory Council (MFRC) until March 2006.

Mr. Mogase will join the Group's Risk Committee, providing valuable insight given the depth of experience that he has in this industry.

For further information, please contact:
Leon Kirkinis - CEO: ABIL
Tel : (011) 256-9232

Mutle Mogase - Non-executive director - ABIL
Tel : 082-452-9090

Midrand
12 March 2007

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED
(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

IMPACT OF PROPOSED CHANGES TO TAX LEGISLATION ON ABIL PREFERENCE SHARES

In his budget speech on 21 February 2006, the Honourable Minister of Finance proposed the abolition of secondary tax on companies (STC) and the introduction of a tax on dividends in the hands of shareholders in the future.

ABIL has received numerous enquiries from preference shareholders as to whether it will increase the dividend rate on its preference shares to compensate for the negative impact of the above changes, when they are legislated.

ABIL's board of directors believes that an adjustment to the preference share dividend rate would be consistent with the principles embodied in the tax adjustment clause of its Articles of Association, even though they do not specifically cater for the proposed tax changes.

Once the legislation has been finalised, ABIL intends to request the necessary approval from its shareholders, and will keep investors informed of new developments in this regard.

Midrand
28 February 2007

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

AFRICAN BANK INVESTMENTS LIMITED

(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
(Ordinary share code: ABL) (ISIN: ZAE000030060)
(Preference share code: ABLP) (ISIN: ZAE000065215)
("ABIL")

TRADING UPDATE FOR THE FIRST QUARTER ENDING 31 DECEMBER 2006

The environment over the past quarter has been positive for ABIL, with demand for credit remaining strong. The group continued to shift the credit quality of its portfolio to lower risk clients through larger, longer-term loans at lower prices, while curtailing loan sizes and terms to the higher risk end of the market. As a result, the main feature of this quarter was that the growth in advances, driven by an increasing average duration, exceeded the growth in sales and this trend will remain intact for the foreseeable future.

Sales of new loans granted for the three months to 31 December 2006 were dampened by the tighter credit rules and accordingly grew by 14% to R1,7 billion over the equivalent period last year. In October 2006 the group introduced its next generation of lower priced risk-based products, which included the new 48 and 60-month loan offerings (comprising 12% of new loans granted in December 2006). Accordingly the average term of new loans granted increased from 22 months in January 2006 to 26 months by December 2006. Consequently, advances grew by 10% in the quarter from R7,7 billion to R8,5 billion and 24% in the 12 months to 31 December 2006.

Asset quality has improved over the past quarter with vintages continuing to perform within the group's targeted range. NPLs, as a percentage of gross advances as at 31 December 2006, were 28,0% (Sept 06: 28,6%) and NPL coverage was 65,5% (Sept 06: 64,8%). Write-offs at an annualised 5,9% remained below long-term averages as a result of the high level of cash recoveries and the resultant rehabilitation of previously written-off loans.

Tight cost management continued to keep operating costs in line with expectations.

The strategy of reducing the price of loans to our customers continues to translate into better affordability and increased volumes and accordingly, further price reductions will be implemented by June 2007.

On behalf of the board

30 January 2007

This announcement, together with a short presentation, is available on the African Bank Investments Limited website at http://www.africanbank.co.za.

CONFERENCE CALL

Leon Kirkinis, CEO, will conduct a conference call for investors, fund managers and analysts on Tuesday 30 January 2007. The conference call will take the form of a short presentation, followed by questions. Interested parties are invited to download the presentation from our website prior to the conference call.

CONFERENCE CALL TIMES

South Africa: 16:00pm

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United Kingdom: 14:00pm

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PLAYBACK

A replay of the recording will be available for 48 hours until 01 February 2007 should you be unable to participate in the call and wish to listen to the announcement.

To access the replay please call:

South Africa	+27 11 305 2030
Code	2134#
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Code	2134#
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Board of directors

AS Mabogoane (Chairman), G Schachat* (Deputy Chairman), L Kirkinis* (Chief Executive Officer), DB Gibbon, BD Goba, R Naidoo, A Fourie*, TM Sokutu*, BPF Steele, GZ Steffens (German), DFG Tembe (Mozambican), A Tugendhaft, DF Woollam*.

** Executive*

Group Secretary: S Martin

Registered office: 59 16th Road, Midrand, 1685

Share transfer secretaries: Link Market Services South Africa (Pty) Limited, 11 Diagonal Street, Johannesburg, 2001.

(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

NO CHANGE STATEMENT AND NOTICE OF ANNUAL GENERAL MEETING

No change statement
As of today, 21 December 2006, ABIL's annual report is available on its website at www.africanbank.co.za. With regard to the audited results for the year ended 30 September 2006, shareholders are advised that the annual financial statements will be distributed to shareholders on or about 27 December 2006 and contain no modifications to the reviewed results which were published on SENS on 13 November 2006 and 17 November 2006.

Notice to annual general meeting
Notice is hereby given that the sixtieth annual general meeting of the ABIL shareholders will be held on 1 March 2007, at 10:00, at African Bank Limited, 59 Sixteenth Road, Midrand to transact the business as stated in the annual general meeting notice forming part of the annual financial statements.

Midrand
21 December 2006

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

(Incorporated in the Republic of South Africa)
(Registered bank controlling company)
(Registration number 1946/021193/06)
Ordinary share code : ABL ISIN : ZAE000030060
Preference share code : ABLP ISIN : ZAE000065215
("ABIL" or "the Company")

REVIEWED RESULTS FOR THE YEAR ENDED 30 SEPTEMBER 2006

ABIL announced its reviewed annual results on 13 November 2006. It has since come to our attention that the published basic earnings per share, headline earnings per share and fully diluted equivalents were calculated incorrectly, in that, dividends declared and paid to preference shareholders during the reporting period (as reflected in the statement of changes in equity), should have been deducted from the reported attributable and headline earnings, when calculating the ratios.

The table below sets out the adjusted attributable earnings and headline earnings to be used for the calculation of the per share ratios as well as the restated headline earnings per share, attributable earnings per share and fully diluted earnings per share numbers.

R million	% change	Reviewed 12 months ended 30 Sep 06	IFRS restated 12 months ended 30 Sep 05
Attributable earnings	25%	**1 176**	**943**
Attributable to:			
Preference shareholders		**36**	**8**
Ordinary shareholders		**1 140**	**935**
Headline earnings	20%	**1 145**	**956**
Attributable to:			
Preference shareholders		**36**	**8**
Ordinary shareholders		**1 109**	**948**
Previously reported			
Headline earnings per share (cents)	13%	**230,5**	**203,2**
Fully diluted headline earnings per share (cents)	14%	**230,3**	**202,4**
Attributable earnings per share (cents)	18%	**236,8**	**200,4**
Fully diluted attributable earnings per share (cents)	19%	**236,5**	**199,6**
Restated			
Headline earnings per share (cents)	11%	**223,3**	**201,5**
Fully diluted headline earnings per share (cents)	11%	**223,1**	**200,7**
Attributable earnings per share (cents)	16%	**229,5**	**198,7**
Fully diluted attributable earnings per share (cents)	16%	**229,3**	**197,9**

The group apologises for any confusion this may have caused.

Midrand
13 November 2006

Sponsor
RAND MERCHANT BANK (A division of FirstRand Bank Limited)

END